Form 10-K, Exhibit 13
period 1995-09-30
VERTEX COMMUNICATIONS CORP /TX/
filed 1995-12-18
CIK 780416

                                                                     Exhibit 13
                                                  Annual Report to Stockholders
                                              (pages incorporated by reference)

Vertex Communications Corporation and Subsidiaries
SELECTED FINANCIAL DATA


As of September 30,                        1995             1994             1993             1992         1991
---------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Net sales                              $ 65,024         $ 56,549         $ 53,869         $ 48,768    $ 39,710
Costs and expenses                       58,547           50,880           48,564           44,585      36,309
Income before income taxes                7,015            6,294            5,601            4,282       3,466
Net income                                5,195            4,625            4,001            2,902       2,376
Earnings per share                         1.12              .98              .94              .84         .70

Working capital                        $ 33,396         $ 36,035         $ 32,937         $ 13,503    $ 11,731
Long-term debt                            1,312               --               --               --         500
Total assets                             63,854           58,457           52,381           30,755      27,624
Total liabilities                        14,168           11,272           10,060            9,650       9,581
Total shareholders' equity               49,686           47,185           42,321           21,105      18,043

Orders booked                          $ 79,132         $ 55,226         $ 58,476         $ 44,306    $ 50,322
Backlog of unfilled orders               44,136           30,028           31,351           26,744      31,205

No cash dividends have been declared or paid

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Overview of Vertex's Marketplace

Vertex sells its products to commercial concerns and government entities. However, the telecommunications business climate and industry in which Vertex operates is generally driven by private consumer needs and demands (except for product sales to government entities or those related to government business). A few common examples of such needs and demands are numerous forms of communication by telephone, television programming sent via cable, and on-line transaction execution by securities trading and brokerage firms of transactions by individuals and businesses. As these private consumer needs increase or are made available to a wider range of consumers, sales of Vertex's products can benefit.

The Company's international sales, particularly in Western Europe and the Far East, have grown in the last several years directly as a result of increased consumer demand and more telecommunication services being made accessible in regions or countries where these types of services were absent or limited. Management also attributes sales growth in these geographic areas to the Company's physical presence overseas. Vertex maintains a fully staffed sales office in the United Kingdom and a subsidiary in Germany.

Management expects that the international markets will continue to be the major source of future sales growth because of these favorable factors. On the other hand, future sales growth domestically is not expected to be as great as international sales growth because of some of these same factors. The Company believes the domestic market is much more mature than currently prevails in international markets and the competition is more intense.

Fiscal 1995 Compared to Fiscal 1994

The Company acquired Maxtech, Inc. (Maxtech) of State College, Pennsylvania, at the beginning of the second quarter of fiscal 1995 for a purchase price of approximately $5.5 million. Maxtech is engaged in the design, manufacture, and distribution of precision radio frequency and microwave telecommunications components and subsystems, with particular emphasis on earth station antennas and point-to-point radio applications. Maxtech's operating results are included in the Company's Consolidated Financial Statements as of January 1, 1995.

Consolidated net sales were $65.0 million in 1995 compared to $56.5 million in 1994, an increase of $8.5 million or 15.0 percent. The increase in net sales was principally due to the Maxtech acquisition and increased international sales. Within international sales, Western Europe sales were 16 percent and 18 percent of total sales in 1995 and 1994, respectively. Sales in the Far East amounted to 28 percent and 22 percent of total sales in 1995 and 1994, respectively. The Company believes sales in these two geographic regions represent a significant portion of total sales because of the factors discussed above.

Cost of sales expressed as a percent of total sales was 74.3 percent in 1995 compared to 74.6 percent in 1994. The Company continues to follow the strict cost control program implemented several years ago but competitive pricing pressures have prevented any meaningful improvement in this statistical measurement. Research and development spending of $2.2 million in 1995 decreased by 17.9 percent from $2.6 million in 1994 due to certain product development projects that were successfully completed in 1994. Marketing expenditures increased 26.8 percent from $2.8 million in 1994 to $3.6 million in 1995 primarily as a result of the Maxtech acquisition. General and administrative expenses were $4.5 million in 1995 compared to $3.3 million in 1994. This increase of $1.3 million or 39.5 percent was due to the inclusion of Maxtech's operating results since January 1995 and reassignment of certain personnel.

Vertex's effective tax rate was lower than the prescribed statutory rates in 1995 mainly due to tax incentives available from export shipments and certain investment income that was nontaxable.

Net income of $5.2 million in 1995 compared to $4.6 million in 1994 increased by $.6 million or 12.3 percent because of the aforementioned factors.

The Company ended fiscal 1995 with a record order backlog of $44.1 million compared to $30.0 million one year earlier.

Fiscal 1994 Compared to Fiscal 1993

Consolidated net sales of $56.5 million increased by $2.7 million or 5 percent. International sales as a percent of total sales were 73 percent in 1994 and 63 percent in 1993, respectively. Sales to the Far East increased to 22 percent of total sales in 1994 compared to 14 percent of total sales in 1993. Western Europe accounted for 18 percent of the Company's sales total in 1994 and 23 percent in 1993. Foreign sales were concentrated in these particular geographic regions reflecting the above discussion of Vertex's marketplace.

Cost of sales declined slightly as a percentage of sales to 74.6 percent in 1994 from 74.8 percent in 1993. The cost-reduction and containment program implemented by the Company continued to yield favorable results, however, those gains were all but eliminated due to discounts the Company offered as a direct result of competitive pricing pressures on certain products.

Research and development costs were $2.6 million in 1994 or $.4 million greater than the 1993 cost level. Engineering design work was successfully completed during 1994 on the new 16.4-meter antenna.

Marketing and general and administrative spending of $2.8 million and $3.3 million, respectively, remained unchanged in 1994 when compared to the 1993 levels.

Income from investments increased 111.1 percent to $.6 million in 1994 over 1993, primarily due to higher prevailing interest rates and increased cash balances available for investment.

The effective tax rate was 27.6 percent of income before taxes for 1994 compared to 28.6 percent in 1993 mainly due to higher R&D credits and increased benefit from export sales but partially offset by a foreign tax adjustment. The Company adopted SFAS No. 109 as of the beginning of fiscal 1994 which resulted in a cumulative benefit of $65,000.

Net income of $4.6 million in 1994 increased 15.6 percent over net income of $4.0 million in 1993 principally due to increased sales.

IMPACT OF INFLATION

Generally, inflationary trends do not materially impact the Company's operations. However, because the Company's sales contracts are negotiated on a fixed-price basis prior to actual purchase of certain raw materials and purchased parts, rapid unforeseen price increases in any of these items could adversely affect profit margins for short periods. The Company has experienced no significant difficulties in this regard over the recent past five years, and none is currently anticipated for the foreseeable future.

IMPACT OF RATE CHANGES

The Company has two foreign subsidiaries whose operations are subject to the effects of currency rate fluctuations. One subsidiary located in London, England serves as a marketing and sales support office. Should the British pound currency as related to the U.S. dollar turn materially unfavorable, the Company's marketing expenses could increase accordingly.

The second subsidiary located in Duisburg, Germany is a complete operating entity. Daily operations (sales, costs and expenses, and income taxes) are conducted in its functional currency, the German mark. If this currency as related to the U.S. dollar should change in a material adverse manner, consolidated results of operations could be impacted. In addition, to the extent taxable income is generated by the German subsidiary, the consolidated effective tax rate is unfavorably impacted. The German statutory tax rate is approximately 50 percent compared to the present U.S. statutory tax rate of 34 percent on taxable income up to $10 million.

The Company has not suffered any material losses or adverse effects due to currency rate changes in the British pound or the German mark relative to the U.S. dollar.

LIQUIDITY AND CAPITAL RESOURCES

The Company's financing activities over the past three years were largely a result of the following: (1) in fiscal 1993 the Company completed its second public stock offering where 1,150,000 shares of common stock were sold for $16.6 million or approximately $14.42 per share net of underwriting discounts and offering expenses; and (2) during fiscal 1995, the Company repurchased 252,500 shares of its common stock for $3.2 million or an average price per share of $12.62.

An analysis of total net cash provided by operating activities during the past three years reflects that $10.8 million in cash was provided. Net income, depreciation, and amortization over these three years totaled $19.2 million. The difference between these two factors of $8.4 million was principally caused by increased levels of accounts receivable of $4.5 million and inventories of $3.5 million which were necessary to support higher sales. Investing activities in 1995 of $8.0 million involved the acquisition of Maxtech, Inc. and capital expenditures for equipment and facilities expansion. In 1994 the Company invested $3.6 million in capital assets mainly for building additions and production equipment in its Kilgore, Texas, facility. In 1993 the Company acquired its German subsidiary for a cost of approximately $1.1 million and spent $1.6 million for capital asset additions.

Management believes the Company's financial condition is excellent as is evidenced by the ratio of current assets to current liabilities of 3.8 to 1. The Company is not aware of any demands which are likely to affect its financial condition in an adverse manner in the foreseeable future.

Based on the Company's strong financial condition, forecasted growth, and expected future cash flows, management does not maintain a credit line facility.

Vertex Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME

Year Ended September 30,                                              1995             1994             1993
------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)

NET SALES                                                        $  65,024        $  56,549         $ 53,869

COSTS AND EXPENSES:
    Cost of sales                                                   48,287           42,185           40,287
    Research and development                                         2,165            2,637            2,203
    Marketing                                                        3,560            2,808            2,823
    General and administrative                                       4,535            3,250            3,251
------------------------------------------------------------------------------------------------------------

                                                                    58,547          50,880            48,564
------------------------------------------------------------------------------------------------------------

    Operating income                                                 6,477            5,669            5,305


OTHER INCOME (EXPENSE):

    Income from investments                                            633              625              296
    Interest expense                                                   (95)              --               --
------------------------------------------------------------------------------------------------------------

    Income before income taxes and
       effect of accounting change                                   7,015            6,294            5,601

PROVISION FOR INCOME TAXES                                           1,820            1,734            1,600

Income before effect of accounting change                            5,195            4,560            4,001
Cumulative effect of accounting change                                  --               65               --
------------------------------------------------------------------------------------------------------------

NET INCOME                                                       $   5,195        $   4,625         $  4,001
============================================================================================================

EARNINGS PER SHARE:

    Earnings before effect of accounting change                  $    1.12        $     .97         $    .94
    Cumulative effect of accounting change                              --              .01               --
------------------------------------------------------------------------------------------------------------

                                                                 $    1.12        $     .98         $    .94
============================================================================================================

AVERAGE SHARES AND EQUIVALENT
    SHARES OUTSTANDING                                               4,630            4,729            4,246
============================================================================================================

See Notes to Consolidated Financial Statements

Vertex Communications Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS


As of September 30,                                                                    1995             1994
------------------------------------------------------------------------------------------------------------
(In thousands, except share amounts)

ASSETS

Current assets:
    Cash and cash equivalents                                                      $ 14,870         $ 20,527
    Accounts receivable, less allowance for doubtful
         accounts of $241 in 1995 and $263 in 1994                                   16,295           16,371
    Inventories                                                                      14,324            8,940
    Prepaid income taxes                                                                 --              668
------------------------------------------------------------------------------------------------------------

                                                                                     45,489           46,506
------------------------------------------------------------------------------------------------------------

Property and equipment:
    Land                                                                                418              418
    Buildings and improvements                                                        6,925            6,331
    Equipment                                                                        12,538           10,606
    Construction in progress                                                            917              708
         Less: accumulated depreciation                                              (8,400)          (6,967)
------------------------------------------------------------------------------------------------------------

                                                                                     12,398           11,096
------------------------------------------------------------------------------------------------------------

Goodwill, net of accumulated amortization of $268                                     5,149               --
Other assets, less accumulated amortization of
    $694 in 1995 and $361 in 1994                                                       818              855
------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                                       $ 63,854         $ 58,457
============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                              $   2,883        $   2,396
    Accrued liabilities:
         Accrued compensation                                                         1,799            2,381
         Other                                                                        4,935            3,875
    Customers' advances                                                               2,015            1,186
    Deferred income taxes                                                               461              633
------------------------------------------------------------------------------------------------------------

                                                                                     12,093           10,471
------------------------------------------------------------------------------------------------------------

Acquisition indebtedness                                                              1,312               --
Deferred income taxes                                                                   763              801
Commitments and contingencies (Note 11)
Shareholders' equity:
    Common stock, $.10 par value, 20,000,000 shares
         authorized,  4,661,402 issued                                                  466              466





    Capital in excess of par value                                                   24,963           25,212
    Retained earnings                                                                26,758           21,563
    Treasury stock, at cost, 230,146 shares in 1995 and
         37,746 shares in 1994                                                       (2,700)            (109)
    Translation adjustment                                                              199               53
------------------------------------------------------------------------------------------------------------
                                                                                     49,686           47,185
------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                        $  63,854         $ 58,457
============================================================================================================
See Notes to Consolidated Financial Statements

Vertex Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS


Year Ended September 30, 1995                                        1995             1994             1993
------------------------------------------------------------------------------------------------------------
(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:

    Net income                                                   $   5,195      $     4,625        $   4,001
    Adjustments to reconcile net income to net
         cash provided by operating activities:
    Depreciation and amortization                                    2,391            1,650            1,353
    Cumulative effect of change in accounting
         for income taxes                                               --              (65)              --
    Changes in operating assets and liabilities,
         net of acquisitions:
         Accounts receivable                                           746           (5,529)             333
         Inventories                                                (3,404)          (1,274)           1,159
         Prepaid income taxes                                          668             (668)             280
         Other assets                                                 (224)             332             (304)
         Accounts payable and accrued liabilities                     (882)           2,054           (1,535)
         Customers' advances                                           829           (1,216)             336
         Deferred income taxes                                        (210)             639             (265)
         Other liabilities                                              --             (200)              --
------------------------------------------------------------------------------------------------------------

    Net cash provided by oprating activities                         5,109              348            5,358
------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:

    Purchase of property and equipment                              (2,488)          (3,571)          (1,592)
    Acquisitions, net of cash acquired                              (5,524)              --           (1,125)
-------------------------------------------------------------------------------------------------------------

    Net cash used in investing activities                           (8,012)          (3,571)          (2,717)
-------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

    Proceeds from sale of common stock                                  --               --           16,583
    Purchase of treasury stock                                      (3,186)              --               --
    Proceeds from exercise of stock options                            220              186              393
    Other                                                              126               --              239
------------------------------------------------------------------------------------------------------------

    Net cash provided by (used in) financing activities             (2,840)             186           17,215
------------------------------------------------------------------------------------------------------------

    Effect of exchange rate changes on cash                             86               27               --
    Net increase (decrease) in cash and cash
         equivalents                                                (5,657)          (3,010)          19,856
    Cash and cash equivalents at beginning
         of year                                                    20,527           23,537            3,681
------------------------------------------------------------------------------------------------------------


    Cash and cash equivalents at end of year                   $    14,870       $   20,527         $ 23,537
============================================================================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

    Cash paid during the year for:
         Interest                                              $        --       $       --         $     --
         Income taxes                                                1,174            1,855            1,293
============================================================================================================

See Notes to Consolidated Financial Statements

Vertex Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                Capital in
                                     Common     Excess of     Retained     Treasury   Translation
                                      Stock     Par Value     Earnings      Stock     Adjustment        Total
-------------------------------------------------------------------------------------------------------------
(In thousands, except share amounts)
Balance at September 30,

1992                                $     351  $    8,411    $  12,937      $  (594)   $      --    $ 21,105
------------------------------------------------------------------------------------------------------------

    Exercise of stock options
         (114,300) shares)                 --          63           --          330           --         393
    Sale of common stock
         (1,150,000 shares)               115      16,468           --           --           --      16,583
    Tax benefit related to stock
         options exercised by
          employees                        --         239           --           --           --         239
    Net income                             --          --        4,001           --           --       4,001
------------------------------------------------------------------------------------------------------------

1993                                $     466  $   25,181    $  16,938      $  (264)   $      --    $ 42,321
------------------------------------------------------------------------------------------------------------

    Exercise of stock options
         (53,000 shares)                   --          31           --          155           --         186
    Translation adjustment                 --          --           --           --           53          53
    Net income                             --          --        4,625           --           --       4,625
------------------------------------------------------------------------------------------------------------

1994                                $     466  $   25,212    $  21,563      $  (109)   $      53    $ 47,185
------------------------------------------------------------------------------------------------------------

    Exercise of stock options
         (60,100 shares)                   --        (375)          --          595           --         220
    Purchase of treasury stock
         (252,500 shares)                  --          --           --       (3,186)          --      (3,186)
    Tax benefit related to stock
         options exercised by
         employees                         --         126           --           --           --         126
    Translation adjustment                 --          --           --           --          146         146
    Net income                             --          --        5,195           --           --       5,195
------------------------------------------------------------------------------------------------------------

1995                                $     466  $   24,963    $  26,758      $(2,700)   $     199    $ 49,686
============================================================================================================

See Notes to Consolidated Financial Statements

Vertex Communications Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 1995
The Company is engaged in the engineering, design, manufacture, and field installation of satellite communications earth station antennas which operate in the domestic, international, and military radio frequencies and range in size from 1.8 meters to 34 meters in diameter.

1.  SUMMARY OF ACCOUNTING PRACTICES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries after elimination of all signficant intercompany transactions.

RECOGNITION OF REVENUES, COSTS AND EXPENSES. Revenues from sales other than long-term construction contracts are recognized when the earnings process has been completed. The earnings process is considered complete upon shipment or upon completion and storage of the equipment, if shipment is delayed at the customer's request. Service revenues are recorded when the services are rendered.

Sales contracts which extend beyond one year are accounted for using the percentage of completion method. Under this method, revenues are recognized based upon costs incurred compared to total costs expected. Continual revisions of estimated total contract costs are made during the life of the contracts based on the best information available and may result in current period adjustments to contract revenues previously reported. Revenues include contract costs and related profits. Amounts billed in excess of contract costs and related profits are included in current liabilities and were $1,791,000 and $1,155,000 at September 30, 1995 and 1994, respectively. Unbilled costs and related profits included in accounts receivable at September 30, 1995 and 1994, were $468,000 and $4,704,000, respectively.

Sales recognized on long-term construction contracts and the related cost of sales were as follows:

                                     (In thousands)

                              1995             1994             1993
                        --------------------------------------------
Sales                     $ 11,484         $ 15,670         $ 13,899
Cost of Sales             $ 10,126         $ 13,233         $ 12,278

RESEARCH AND DEVELOPMENT. Company-funded research and development expenditures are expensed as incurred, including costs relating to patents or rights which may result from such expenditures. Costs generated by research and development work funded by customers are expensed as cost of sales in the period when the related revenues are recorded. Revenues are recorded in the period in which the customer-funded work is completed. The Company has no obligation to repay any funds provided by customers regardless of the outcome of research and development work.

CASH EQUIVALENTS. The Company considers cash equivalents to be liquid investments with original maturities of three months or less.

INVENTORIES. Inventories are valued at the lower of cost or market and include the cost of raw materials, labor, plant overhead, and purchased parts. Cost is determined using the first-in, first-out method. The components of inventory consisted of the following:

                                                 (In thousands)
                                               1995             1994
                                            ------------------------
Raw materials                               $ 4,476          $ 3,364
Work-in-process                               8,661            5,070
Finished goods                                1,187              506
                                            ------------------------
                                            $14,324          $ 8,940
                                            ========================

PROPERTY AND EQUIPMENT. Property and equipment are stated at cost and are depreciated over their estimated useful lives using the straight-line method. The estimated useful lives of buildings are 25 years and equipment are 5 to 7 years. Expenditures for maintenance and repairs are charged to expense when incurred; betterments and major renewals are capitalized.

GOODWILL. Goodwill represents the excess of purchase price over the fair market value of net assets acquired. Goodwill is being amortized on a straight-line basis over 15 years. The Company periodically reviews the carrying value of this intangible asset and will make any necessary adjustment if the related facts and circumstances suggest that its carrying value is impaired or is not recoverable.

NON-CASH TRANSACTIONS. As part of the acquisition of the assets and ongoing business of the Antenna Group of Krupp Industrietechnik GmbH of Germany in fiscal 1993, and the acquisition of Maxtech, Inc. in fiscal 1995, the Company assumed certain liabilities as follows:


                                               (In thousands)
                                       Antenna Group
                                         of Krupp         Maxtech, Inc.
                                      ---------------------------------
Fair value of assets acquired           $ 2,999               $8,683
Cash paid                                (1,125)              (5,524)
                                        ----------------------------

Liabilities assumed                     $ 1,874              $ 3,159
                                        ============================

EARNINGS PER SHARE. Earnings per share have been computed based upon the weighted average number of shares of common stock outstanding and the dilutive common stock equivalents assumed outstanding.

CONCENTRATION OF CREDIT RISK. The Company sells its products to certain customers under specified credit terms in the normal course of business. These customers can generally be classified as governmental agencies, communications concerns, or other commercial entities. As of September 30, 1995, one customer's account balance amounted to 21 percent of the Company's accounts receivable.

Management believes no significant credit risks exist as of September 30, 1995.

RECLASSIFICATIONS. Certain prior year amounts have been reclassified in order to conform with the current year presentation.

2.  FOREIGN OPERATIONS

Financial information relating to the Company's foreign operations that were acquired in fiscal 1993 (see Note 3) is shown below:

                                                                   (In thousands)
                                                        1995             1994             1993
                                                     ------------------------------------------
Sales to Unaffiliated Customers                      $3,724           $5,922           $3,417
Transfers between Geographic Areas                      889            1,059               21
Operating Income (Loss)                                (263)           1,186              107
Identifiable Assets                                   2,366            4,002            3,482

The Company translates the financial statements of its German subsidiary from its functional currency, the German mark, into U. S. dollars in accordance with the Financial Accounting Standards Board SFAS No. 52. Assets and liabilities are translated at the exchange rate in effect at each fiscal year end, and sales and expenses are translated at the weighted average exchange rate in effect for the period reported upon. Any resulting gains or losses are recorded in shareholders' equity and excluded from net income.

3.  ACQUISITIONS

In December 1992, the Company organized a new wholly-owned subsidiary, Vertex Antennentechnik GmbH, headquartered in Duisburg, Germany. Through this subsidiary, the Company purchased the assets and ongoing business of the Antenna Group of Krupp Industrietechnik GmbH of Germany for cash consideration of approximately $1.1 million, effective December 31, 1992. This transaction was accounted for under the purchase method and, accordingly, the results of operations have been included in the consolidated financial statements from the acquisition date.

On January 25, 1995 (effective January 1, 1995), the Company acquired all of the outstanding common stock of Maxtech, Inc. for cash paid at closing of $4,049,000, four-year unsecured promissory notes in the aggregrate principal sum of $1,750,000, payable to former shareholders, all except one, who were employed by the Company as of September 30, 1995, and direct acquisition costs incurred of approximately $150,000. An additional sum of $1,650,000 was paid at closing to pay off certain promissory notes of Maxtech to an unrelated third party. The Maxtech acquisition was accounted for under the purchase method and, accordingly, the assets acquired and liabilities assumed were recorded at their fair values on the acquisition date. The excess purchase price over the assets acquired was approximately $5,417,000.

In connection with the purchase of Maxtech, contingent consideration is due for the amount equal to 50 percent of the net pre-tax income above $3,500,000 that Maxtech earns for the cumulative period of three years and nine months ending September 30, 1998, not to exceed $2,250,000. The contingent consideration, if any, will be recorded as additional goodwill and amortized over the remaining life of the intangible asset as discussed above.

Maxtech's results of operations have been included in the Company's consolidated financial statements from the effective date of the acquisition.

Below are the unaudited pro forma results of operations as if Maxtech had been acquired on October 1, 1993.

                                                 (In thousands)
                                              1995             1994
                                            -------------------------
Net Sales                                   $66,390          $62,831
Net Income                                    5,004            4,733
Earnings Per Share                             1.08             1.00

4. SHAREHOLDERS' EQUITY

STOCK OPTION PLAN FOR KEY EMPLOYEES. The Company has a Stock Option Plan for Key Employees, which provides for the granting of options to purchase the Company's common stock to certain officers and key employees. Five hundred fifty thousand (550,000) shares of common stock have been reserved for issuance under this plan. The options are initially exercisable in equal pro rata increments over a five-year period beginning one year after the grant date and extend for terms of seven years. The option price is equal to at least 100 percent of fair market value on the date of the grant (110 percent in the case of an option holder who owns stock representing more than 10 percent of the combined voting power of the Company).

The following is a summary of the transactions under this plan for the years ended September 30, 1995 and 1994:

                                                                                      Number of shares
                                            Option Price                           -----------------------
                                             Per Share                               1995             1994
                                           ---------------------------------------------------------------
Balance outstanding Oct. 1                 $2.00-$15.50                           271,600          308,600
Granted                                    $10.00-$15.50                               --           20,000
Cancelled                                  $10.00-$15.50                           (2,000)          (4,000)
Exercised                                  $2.00-$10.00                           (60,100)         (53,000)
                                                                                  -------------------------

Balance outstanding Sept. 30               $3.00-$14.50                           209,500          271,600
Exercisable Sept. 30                       $3.00-$14.50                           101,400          111,600
                                                                                  ------------------------

Available for grant Sept. 30                                                       25,000           23,000
                                                                                 =========================

OUTSIDE DIRECTORS STOCK OPTION PLAN. The Company has an Outside Directors Stock Option Plan whereby an outside director (any director not otherwise employed by the Company) may be granted options to purchase the Company's common stock.
The maximum number of shares which may be covered by options granted to any single director each year is 7,500, and the option price must equal at least 100 percent of fair market value at the date of grant.

Seventy-five thousand (75,000) shares of common stock have been reserved for this plan. Once granted, the options expire in ten years.

Following is a table which summarizes the transactions under this plan for the years ended September 30, 1995 and 1994.

                                                                                    Number of Shares
                                             Option Price                        ---------------------
                                              Per Share                          1995             1994
                                             ---------------------------------------------------------
Balance outstanding Oct. 1                           $10.00                     9,000            9,000
Granted                                              $12.00                    10,000               --
Exercised                                                                          --               --
                                                                              ------------------------
Balance outstanding Sept. 30                  $10.00-$12.00                    19,000            9,000
Exercisable Sept. 30                          $10.00-$12.00                    19,000            9,000
                                                                              ------------------------
Available for Grant Sept. 30                                                   40,000           50,000




1995 STOCK COMPENSATION PLAN. In 1995, the Company adopted "The 1995 Stock Compensation Plan" for key employees and advisors. This plan allows the Company to grant options to purchase the Company's stock and stock appreciation rights to officers, key employees, and advisors at an option price equal to market value on the date of grant (110 percent in the case of an option holder who owns more than 10 percent of the combined voting power of the Company's common stock). The options are initially exercisable in equal pro rata portions over a five-year period beginning one year after the grant date and extend for terms of ten years. The plan allows for a total of five hundred thousand (500,000) options to be granted.

Following is a summary of the activity under the plan since its inception:

                                                            Option Price
                                                               Per Share                 Number of Shares
                                                            ----------------------------------------------
Granted in Fiscal 1995                                      $12.00-$12.25                      309,000
Balance outstanding Sept. 30, 1995                          $12.00-$12.25                      309,000
Exercisable Sept. 30, 1995                                                                         --
                                                                                            ----------
Available for Grant Sept. 30                                                                   191,000
                                                                                            ==========




5.  ACQUISITION INDEBTEDNESS

As part of the purchase price of Maxtech, Inc., the Company incurred four-year unsecured promissory notes in aggregate principal sum of $1,750,000. The notes are payable annually in four equal principal payments, including accrued interest at 7.92 percent per annum with the initial payment due October 1, 1995. See Note 3 for further information.

6.  INCOME TAXES

The Company adopted Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes" effective October 1, 1993. This Standard required the Company to change accounting for income taxes from the prior deferral method to the liability method for financial reporting. The adoption of SFAS No. 109 resulted in a one-time cumulative benefit in fiscal 1994 of $65,000 or $.01 per share with a corresponding reduction in deferred income taxes.

The differences between the prescribed statutory income tax rates and the Company's effective income tax rates were as follows:

                                                                  1995            1994             1993
                                                                 ----------------------------------------
Federal statutory rate                                            34.0%            34.0%            34.0%
State income taxes                                                 2.1               .5               .9
Effect of nontaxable investment income                            (2.6)            (2.8)            (1.5)
Benefit from nontaxable FSC income                                (4.6)            (4.0)            (3.1)
Tax benefit from increased R&D activity                           (1.9)            (3.4)            (1.8)
Foreign tax adjustment                                             (.6)             2.7               .3
Other, net                                                         (.5)              .6              (.2)
                                                                 ----------------------------------------

                                                                  25.9%            27.6%            28.6%
                                                                 ========================================

Income (loss) before income taxes from foreign operations was $(400,000), $1,200,000 and $107,000 in fiscal 1995, 1994, and 1993, respectively. Income before income taxes from domestic operations was $7,415,000, $5,094,000, and $5,494,000 in fiscal 1995, 1994, and 1993, respectively.

The provision for income taxes consists of the following significant components:


                                                                                (In thousands)
                                                                    1995             1994            1993
                                                                ------------------------------------------
Current:
    Federal                                                      $ 1,661          $   877           $1,808
    Foreign                                                          224              153               --
    State                                                            145               20               50
                                                                 -----------------------------------------
Total Current                                                      2,030            1,050            1,858

Deferred:
    Federal                                                          214              296             (258)
    Foreign                                                         (424)             388               --
    State                                                             --               --               --
                                                                 -----------------------------------------
Total Deferred                                                      (210)             684             (258)
                                                                 -----------------------------------------

Total provision for income taxes                                 $ 1,820          $ 1,734           $1,600
                                                                 =========================================

Deferred income taxes are a result of certain income and expenses being recognized in different periods for financial reporting and tax reporting purposes. Below is a table which shows the components of deferred income taxes:


                                                                                              (In thousands)
                                                                                      1995                      1994
                                                                                    ----------------------------------
Deferred tax assets:
    Accrued liabilities and reserves                                                $   647                 $     586
    Other                                                                                29                        22
                                                                                    ----------------------------------

Deferred tax liabilities:
    Property and equipment                                                             (782)                     (690)
    Revenue recognition   differences                                                  (888)                   (1,221)
    Other                                                                              (230)                     (131)
                                                                                    ----------------------------------

Net deferred tax liability                                                          $(1,224)                $  (1,434)
                                                                                    ==================================

7.  EMPLOYEE BENEFIT PLANS

The Company has a qualified Savings/Profit-Sharing Plan (the "Plan"), which covers substantially all employees. Company contributions to the Plan, if any, are determined at the discretion of the Board of Directors. The Company's contributions to the Plan for fiscal years 1995, 1994, and 1993 were $228,000, $223,000, and $203,000, respectively.

The Company has two cash incentive compensation plans which are based upon results of annual operations compared to planned results. The Management Incentive Compensation Plan's participants are key employees and officers, but not outside directors. Compensation under the plan was $275,000, $787,000, and $841,000 for fiscal 1995, 1994, and 1993, respectively. The Employee Profit Sharing Bonus Plan's participants include substantially all employees except officers. Compensation under this plan was $168,000, $232,000, and $236,000, for fiscal 1995, 1994, and 1993, respectively.

8.  RELATED PARTY TRANSACTIONS

A shareholder and member of the Board of Directors is a shareholder in a firm retained by the Company for legal counsel. The Company paid fees to his firm during the years ended September 30, 1995, 1994, and 1993 of $315,000, $186,000, and $295,000, respectively.

9.  SALES AND INDUSTRY SEGMENT INFORMATION

Sales to one customer in fiscal 1995, 1994, and 1993 were 1 percent, 19 percent, and 21 percent, respectively, of total sales.

The Company was a prime or subcontractor to various agencies of the United States Government. Sales to these agencies were 12 percent of total sales in fiscal 1993.

Export sales were 64 percent, 63 percent, and 57 percent, in fiscal 1995, 1994, and 1993, respectively, of total sales. International sales expressed as a percent of total sales were 68 percent, 73 percent, and 63 percent, in fiscal 1995, 1994, and 1993, respectively. Sales in Western Europe were 16 percent, 18 percent, and 23 percent of total sales in fiscal 1995, 1994, and 1993, respectively. Sales in the Far Eastern countries amounted to 28 percent, 22 percent, and 14 percent of the sales total in fiscal 1995, 1994 and 1993, respectively.

The Company operates primarily in a single industry segment, as a manufacturer and supplier of microwave antennas and related equipment.

10.  SELECTED QUARTERLY FINANCIAL DATA (unaudited)

                                     (In thousands, except per share amounts)
                                               1995 FISCAL QUARTERS
                             FIRST           SECOND            THIRD           FOURTH
                          -------------------------------------------------------------
NET SALES                 $ 14,707          $16,258         $ 15,934          $18,125
GROSS PROFIT                 3,679            4,529            4,348            4,181
NET INCOME                   1,225            1,268            1,245            1,457
EARNINGS PER SHARE             .26              .28              .28              .30

                                                1994 Fiscal Quarters
                             First           Second            Third           Fourth
                        -------------------------------------------------------------
Net Sales                  $13,885          $14,160          $12,404          $16,100
Gross Profit                 3,466            3,850            3,437            3,611
Net Income                   1,128            1,193              981            1,323
Earnings Per Share             .24              .25              .21              .28


11.  COMMITMENTS AND CONTINGENCIES

The Company rents certain equipment and facilities under operating leases. Rent expense under these leases for fiscal 1995, 1994, and 1993 was $380,000, $268,000, and $265,000, respectively.

Below are the future rent payments due under these lease obligations and the amounts of rental income due to be received under subleases as of September 30, 1995.

Fiscal  Year                    Rent Expense Payments Due
------------                    -------------------------
1996                                       $  502,000
1997                                          347,000
1998                                           59,000
1999                                            9,000
2000                                            5,000
                                           ----------
                                           $  922,000
Less:  Sublease Income                        213,000
                                           ----------
                                           $  709,000
                                           ==========

The Company indemnifies its directors and officers, but does not maintain directors' and officers' liability insurance. No claims against directors or officers have been asserted.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Vertex Communications Corporation:

We have audited the accompanying consolidated balance sheets of Vertex Communications Corporation (a Texas Corporation) and subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of income, cash flows, and shareholders' equity for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vertex Communications Corporation and subsidiaries as of September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

As explained in Note 6 to the Financial Statements, effective October 1, 1993, the Company changed its method of accounting for income taxes.



                                                            Arthur Andersen  LLP
Dallas, Texas
  October 27, 1995


MARKET FOR COMMON STOCK

The Company's common stock is traded on The Nasdaq Stock Market (National Market System) under the symbol VTEX. At December 1, 1995, there were approximately 1,500 holders of record of Vertex's common stock. The table below sets forth, for the periods indicated, the high and low sales prices of the Company's common stock, as reported by The Nasdaq Stock Market.

Quarter Ended                     High         Low          Quarter Ended              High         Low
-----------------------------------------------------------------------------------------------------------
September 30, 1995              $19 1/4       $13 1/4       September 30, 1994         $13         $  9 5/8
June 30, 1995                    14 1/2        13           July 1, 1994                15           11 1/2
March 31, 1995                   14 1/8        12           April 1, 1994               15 1/2       13
December 30, 1994                14 1/4        10 5/8       December 31, 1993           18           12 3/4

The Company has never declared nor paid a cash dividend on its common stock and does not expect that dividends will be declared or paid in the foreseeable future. The Company currently intends to retain all of its available funds for the operation and expansion of its business.