Form 10-K405, Exhibit 13
period 1996-09-30
VERTEX COMMUNICATIONS CORP /TX/
filed 1996-12-20
CIK 780416

                                   EXHIBIT 13
                         ANNUAL REPORT TO SHAREHOLDERS

                                                                      Exhibit 13
                                                   Annual Report to Shareholders
                                               (pages incorporated by reference)

SELECTED FINANCIAL DATA
Vertex Communications Corporation and Subsidiaries

Year Ended September 30,                       1996             1995             1994             1993            1992
----------------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Sales                                       $77,525          $65,024          $56,549          $53,869         $48,768
Costs and expenses                           69,491           58,547           50,880           48,564          44,585
Income before income taxes                    8,551            7,015            6,294            5,601           4,282
Net income                                    6,100            5,195            4,625            4,001           2,902
Earnings per share                             1.32             1.12              .98              .94             .84

Working capital                             $39,484          $33,396          $36,035          $32,937         $13,503
Long-term debt                                  875            1,312               --               --              --
Total assets                                 71,974           63,854           58,457           52,381          30,755
Total liabilities                            16,500           14,168           11,272           10,060           9,650
Total shareholders' equity                   55,474           49,686           47,185           42,321          21,105

Orders booked                               $74,770          $79,132          $55,226          $58,476         $44,306
Backlog of unfilled orders                   41,381           44,136           30,028           31,351          26,744

No cash dividends have been declared or paid

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Over the past several years, a majority of the Company's product sales and services has been generated outside the United States. Specifically, Vertex's foreign sales have been significant in the Middle Eastern countries, Asia, and Western Europe. Management believes this trend is a result of the continuing efforts of local industries and governments who are enhancing or adding to their telecommunications capabilities.

The Company has implemented certain strategic decisions for purposes of maintaining and increasing its global market share. In 1993, Vertex acquired the Antenna Group of Krupp Industrietechnik of Germany and opened a foreign sales office in England. In 1995, the Company acquired Maxtech, whose products are complementary to Vertex's existing earth station antenna products. In 1996, the Company opened a foreign sales office in Singapore to better serve the vast and emerging Asian market. From a product standpoint, certain products have been designed to meet or exceed specifications peculiar to those found in several foreign countries. In addition, efforts are presently underway to develop new products such as Intelsat type-tested antennas that will be sold overseas.

Management believes future sales of products and services will follow a similar pattern that has been experienced where foreign revenues provide the Company with a large portion of its business. However, since the Company's products are generally high-value products, sales in any particular geographic region may fluctuate significantly when comparing the results of one accounting period to another as major projects are completed in any given year and may not be replaced by a similar sized project in a comparable year.

Fiscal 1996 Compared to Fiscal 1995

1996 was the eighth consecutive year of record sales and record net income. Consolidated sales of $77.5 million in 1996 increased by 19.2 percent over 1995's sales of $65.0 million. A large portion of this increase in sales can be traced to revenues derived from GTE Telecom's 34-meter antenna project which was begun in late 1995 and inclusion of Maxtech's revenues for the full year of 1996.

Cost of sales as a percent of sales improved to 73.4 percent in 1996 compared to 74.3 percent one year earlier. This cost reduction was mainly due to production efficiency improvements realized at the Company's manufacturing facilities at Kilgore, Texas.

Research and development costs increased by 48.6 percent to $3.2 million over the 1995 level due primarily to the development work on the Company's 9.3-meter antenna and new product design efforts in the small aperture antenna product line. Marketing expenses of $4.2 million increased by $.7 million, primarily as a result of the start-up of two new operating divisions. General and administrative expenses increased by $.6 million or 13.1 percent over the 1995 spending level, reflecting the presence of the two new divisions.

The effective tax rate of 28.7 percent was lower than the prescribed statutory tax rates mainly due to the benefit received from export revenues and the effect of nontaxable investment income.

Net income in 1996 was $6.1 million or $1.32 per share compared to $5.2 million or $1.12 per share for the prior year. The Company's backlog of unfilled orders was $41.4 million at September 30, 1996, compared to $44.1 million at the 1995 year end.

Fiscal 1995 Compared to Fiscal 1994

The Company completed the acquisition of Maxtech, Inc. (Maxtech) of State College, Pennsylvania in January 1995 for a cash purchase price of approximately $5.5 million (see Note 4 for additional information regarding purchase price). Maxtech is engaged in the design, manufacture, and distribution of precision radio frequency and microwave telecommunications components and subsystems, with particular emphasis on earth station antennas and point-to-point radio applications. Maxtech's operating results are included in the Company's Consolidated Financial Statements as of January 1, 1995.

Consolidated sales were $65.0 million in 1995 compared to $56.5 million in 1994 for an increase of $8.5 million or 15 percent. The increase in sales was principally due to the Maxtech acquisition and increased international sales. Within international sales, Western Europe sales were 16 percent and 18 percent of total sales in 1995 and 1994, respectively. The Company believes sales in these two geographic regions were a significant portion of total sales because of the factors discussed above.

Cost of sales as a percent of sales was 74.3 percent in 1995 compared to 74.6 percent in 1994. Although the Company adhered to a strict cost control program, competitive pricing pressures precluded meaningful improvement in this financial measurement.

Research and development spending of $2.2 million in 1995 decreased by 17.9 percent from $2.6 million in 1994 as certain successful product development projects were completed in 1994 and absent from 1995 spending. Marketing expenditures increased 26.8 percent from $2.8 million in 1994 to $3.6 million in 1995, primarily as a result of the Maxtech acquisition. General and administrative expenses were $4.5 million in 1995 compared to $3.3 million in 1994. This increase of $1.3 million or 39.5 percent was due to the inclusion of Maxtech's operating results since January 1995 and reassignment of certain personnel.

The effective tax rate of 25.9 percent was lower than the prescribed statutory rates in 1995 mainly due to tax incentives available from export shipments and certain investment income that was nontaxable.

Net income of $5.2 million increased by 12.3 percent or $.6 million over 1994 because of the aforementioned factors.

The Company ended fiscal 1995 with a record order backlog of $44.1 million compared to $30.0 million one year earlier.

FACTORS THAT MAY AFFECT FUTURE RESULTS AND FINANCIAL CONDITION

General

The Company's future operating results and financial condition may be affected by various trends and factors including general economic conditions, rapid or unexpected technological changes, product demand and industry capacity, product development, competition, market acceptance of new products, manufacturing efficiencies, availability of certain raw materials, domestic and foreign government regulations and spending, fluctuation in foreign exchange rates, and rising costs for components or unavailability of components.

In addition, the Company's future operating results and its size and financial condition may be affected by the size and timing of individual orders booked which may also cause fluctuations in quarterly operating results.

Due to the factors noted above, the Company's future earnings and stock price may be subject to some fluctuation, particularly on a quarterly basis. Past business trends should not be used to anticipate future trends and historical performance should not be considered as a reliable indicator of future performance.

Additionally, any shortfall in revenue or earnings from the levels anticipated by securities analysts could have an immediate and significant effect on the trading price of the Company's common stock in any given period.

Inflation

Generally, inflationary trends do not materially impact the Company's operations. However, because the Company's sales contracts are usually negotiated on a fixed-priced basis prior to actual purchase of certain raw materials and purchased parts, rapid unforeseen price increases in any of these items could adversely affect profit margins for short periods. The Company has not experienced a material adverse effect over the past five years from inflation because of the relatively low rates of inflation experienced in the United States and Germany over this period of time, and none is currently anticipated for the foreseeable future.

Currency Exchange Rates

The Company maintains two foreign sales offices and operates a foreign subsidiary which are subject to the effects of fluctuations in foreign currency exchange rates. The sales offices are located in England and Singapore. Should the British pound currency or the Singapore dollar currency as related to the U.S. dollar turn materially unfavorable, the Company's marketing expenses could increase accordingly.

The Company's operations located in Duisburg, Germany involve a complete operating entity. Daily operations (sales, costs and expenses, and income taxes) are conducted in its functional currency, the German mark. If this currency as related to the U.S. dollar should change in a material adverse manner, consolidated results of operations could be materially impacted. In addition, to the extent taxable income is generated by the German operations, the consolidated effective tax rate can be unfavorably impacted. The German statutory tax rate is approximately 50 percent compared to the present U.S. statutory tax rate of 34 percent on taxable income up to $10 million.

The Company has not suffered any material losses or adverse effects due to currency rate changes in the British pound, the Singapore dollar, or the German mark relative to the U.S. dollar.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities over the past three years totaled $10.9 million. The primary favorable contributors were strong net income, the positive effect of depreciation and amortization, and higher payables and accrued liabilities. These factors were partially offset by significant increases in accounts receivable and inventories which were necessary to support higher sales volume.

Net cash used in investing activities was comprised of $8.2 million of capital asset additions during the past three fiscal years and $5.5 million for the Maxtech acquisition. A major portion of the capital assets expenditures were related to the Company's Kilgore, Texas manufacturing facility in order to expand production capacity.

Cash was used in financing activities to repurchase 252,500 shares of the Company's common stock in fiscal 1995 for $3.2 million, or an average price of $12.62 per share. In fiscal 1996, $.4 million was used to repurchase 26,600 shares of the Company's common stock at an average price of $16.39 per share and $.4 million was paid on the debt associated with the Maxtech acquisition. Cash was provided during the last three fiscal years of $.7 million from exercise of stock options pursuant to the Company's stock option plans.

Cash and cash equivalents increased by $2.5 million during fiscal 1996 to end the year with a balance of $17.4 million. The Company intends to continue investing in product research and development and to expand manufacturing facilities consistent with business conditions. As of September 30, 1996, the Company has no material commitments for capital expenditures.

Management believes the Company's financial condition is excellent and is not aware of any demands which are likely to affect liquidity in an adverse manner in the foreseeable future. The Company does not maintain a credit line facility because of its projected cash flows and present favorable financial condition.

Vertex Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME

Year Ended September 30,                                              1996             1995             1994
------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
SALES                                                             $ 77,525         $ 65,024         $ 56,549

COSTS AND EXPENSES:
Cost of sales                                                       56,911           48,287           42,185
Research and development                                             3,217            2,165            2,637
    Marketing                                                        4,236            3,560            2,808
    General and administrative                                       5,127            4,535            3,250
------------------------------------------------------------------------------------------------------------
                                                                    69,491           58,547           50,880
------------------------------------------------------------------------------------------------------------

    Operating income                                                 8,034            6,477            5,669

OTHER INCOME (EXPENSE):

    Income from investments                                            632              633              625
    Interest expense                                                  (115)             (95)              --
------------------------------------------------------------------------------------------------------------

    Income before income taxes and
       effect of accounting change                                   8,551            7,015            6,294

PROVISION FOR INCOME TAXES                                           2,451            1,820            1,734

Income before effect of accounting change                            6,100            5,195            4,560
Cumulative effect of accounting change                                  --               --               65
------------------------------------------------------------------------------------------------------------
NET INCOME                                                          $6,100           $5,195           $4,625
------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE:

    Earnings before effect of accounting change                      $1.32            $1.12             $.97
    Cumulative effect of accounting change                              --               --              .01
------------------------------------------------------------------------------------------------------------

                                                                     $1.32            $1.12             $.98
============================================================================================================

AVERAGE SHARES AND EQUIVALENT
    SHARES OUTSTANDING                                               4,612            4,630            4,729
============================================================================================================

See Notes to Consolidated Financial Statements

Vertex Communications Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS

As of September 30,                                                                    1996        1995
------------------------------------------------------------------------------------------------------------
(In thousands, except share amounts)
ASSETS
Current assets:
    Cash and cash equivalents                                                        $ 17,396       $ 14,870
    Accounts receivable, less allowance for doubtful
         accounts of $268 and $241                                                     21,136         16,295
    Inventories                                                                        15,626         14,324
------------------------------------------------------------------------------------------------------------

                                                                                       54,158         45,489
------------------------------------------------------------------------------------------------------------

Property and equipment:
    Land                                                                                  418            418
    Buildings and improvements                                                          7,235          6,925
    Equipment                                                                          14,966         12,538
    Construction in progress                                                              328            917
         Less: accumulated depreciation                                               (10,520)       (8,400)
-------------------------------------------------------------------------------------------------------------

                                                                                       12,427         12,398
------------------------------------------------------------------------------------------------------------

Goodwill, net of accumulated amortization of $632 and $268                              4,785          5,149
Other assets, less accumulated amortization of
    $912 and $694                                                                         604            818
------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                                         $ 71,974       $ 63,854
============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                                 $  4,615      $   2,679
    Accrued liabilities:
         Accrued compensation                                                           3,024          1,876
         Other                                                                          4,017          5,062
    Customers' advances                                                                 1,737          2,015
    Income taxes payable                                                                1,230             --
    Deferred income taxes                                                                  51            461
------------------------------------------------------------------------------------------------------------

                                                                                       14,674         12,093
------------------------------------------------------------------------------------------------------------

Acquisition indebtedness                                                                  875          1,312
Deferred income taxes                                                                     951            763
Commitments and contingencies (Note 12)
Shareholders' equity:
    Common stock, $.10 par value, 20,000,000 shares
         authorized, 4,661,402 issued                                                     466            466
    Capital in excess of par value                                                     24,806         24,963
    Retained earnings                                                                  32,858         26,758
    Treasury stock, at cost, 222,346 shares and
         230,146 shares                                                                (2,733 )       (2,700)
    Translation adjustment                                                                 77            199
------------------------------------------------------------------------------------------------------------

                                                                                       55,474         49,686
------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                           $ 71,974       $ 63,854
============================================================================================================

See Notes to Consolidated Financial Statements

Vertex Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended September 30,                                            1996             1995             1994
------------------------------------------------------------------------------------------------------------
(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:

    Net income                                                    $  6,100         $  5,195         $  4,625
    Adjustments to reconcile net income to net
         cash provided by operating activities:
         Depreciation and amortization                               2,728            2,391            1,650
         Cumulative effect of change in accounting
           for income taxes                                             --               --              (65)
    Changes in operating assets and liabilities,
         net of acquisitions:
         Accounts receivable                                        (4,841)             746           (5,529)
         Inventories                                                (1,302)          (3,404)          (1,274)
         Prepaid income taxes                                           --              668             (668)
         Other assets                                                  (30)            (224)             332
         Accounts payable and accrued liabilities                    2,039             (882)           2,054
         Customers' advances                                          (278)             829           (1,216)
         Income taxes payable and deferred                           1,008             (210)             639
         Other liabilities                                              --               --             (200)
-------------------------------------------------------------------------------------------------------------

    Net cash provided by operating activities                        5,424            5,109              348
------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:

    Purchase of property and equipment                              (2,149)          (2,488)          (3,571)
    Acquisition of Maxtech, Inc.                                        --           (5,524)              --
------------------------------------------------------------------------------------------------------------

    Net cash used in investing activities                           (2,149)          (8,012)          (3,571)
-------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

    Purchase of treasury stock                                        (436)          (3,186)              --
    Proceeds from exercise of stock options                            246              220              186
    Payment on acquisition indebtedness                               (437)              --               --
    Other                                                              (95)             126               --
------------------------------------------------------------------------------------------------------------

    Net cash provided by (used in) financing activities               (722)          (2,840)             186
------------------------------------------------------------------------------------------------------------

    Effect of exchange rate changes on cash                            (27)              86               27
    Net increase (decrease) in cash and cash
         equivalents                                                 2,526           (5,657)          (3,010)
    Cash and cash equivalents at beginning
         of year                                                    14,870           20,527           23,537
------------------------------------------------------------------------------------------------------------

    Cash and cash equivalents at end of year                       $17,396          $14,870          $20,527
============================================================================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

    Cash paid during the year for:
         Interest                                                  $    35          $    --          $    --
         Income taxes                                                1,443            1,174            1,855
============================================================================================================

See Notes to Consolidated Financial Statements

Vertex Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                               Capital in
                              Common           Excess of        Retained       Treasury       Translation
                                 Stock         Par Value        Earnings         Stock        Adjustment       Total
--------------------------------------------------------------------------------------------------------------------
(In thousands, except share amounts)
Balance at September 30,

1993                            $    466          $25,181         $16,938           $(264)       $    --       $42,321
----------------------------------------------------------------------------------------------------------------------

    Exercise of stock options
         (53,000 shares)              --               31              --             155             --           186
    Translation adjustment            --               --              --              --             53            53
    Net income                        --               --           4,625              --             --         4,625
----------------------------------------------------------------------------------------------------------------------

1994                            $    466          $25,212         $21,563           $(109)       $    53       $47,185
----------------------------------------------------------------------------------------------------------------------

    Exercise of stock options
         (60,100 shares)              --             (375)             --             595             --           220
    Purchase of treasury stock
         (252,500 shares)             --               --              --          (3,186)            --        (3,186)
    Tax benefit related to stock
         options exercised by
         employees                    --              126              --              --             --           126
    Translation adjustment            --               --              --              --            146           146
    Net income                        --               --           5,195              --             --         5,195
----------------------------------------------------------------------------------------------------------------------

1995                            $    466          $24,963         $26,758         $(2,700)        $  199       $49,686
----------------------------------------------------------------------------------------------------------------------

    Exercise of stock options
         (34,200 shares)              --             (157)             --             403             --           246
    Purchase of treasury stock
         (26,600 shares)              --               --              --            (436)            --          (436)
    Translation adjustment            --               --              --              --           (122)         (122)
    Net income                        --               --           6,100              --             --         6,100
----------------------------------------------------------------------------------------------------------------------

1996                            $    466          $24,806         $32,858         $(2,733)       $    77       $55,474
======================================================================================================================

See Notes to Consolidated Financial Statements

Vertex Communications Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 1996

The Company is engaged in the engineering, design, manufacture, and field installation of satellite communications earth station products, with antenna sizes ranging from 1.2 meters to 34 meters in diameters, and which operate in the domestic, international, and military radio frequencies.

1.  SUMMARY OF ACCOUNTING PRACTICES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of all significant intercompany transactions.

Management Estimates. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make assumptions and estimates that affect certain reported amounts of assets, liabilities, revenues, and expenses at the date of the consolidated financial statements. Actual results could differ from those estimates. These estimates mainly involve the reported amounts of accounts receivable and inventory reserves, income tax provisions, expected costs to complete sales contracts accounted for under the percentage of completion method, warranty provisions, and useful lives of property and equipment.

RECOGNITION OF REVENUES, COSTS AND EXPENSES. Revenues from sales other than long-term construction contracts are recognized when the earnings process has been completed. The earnings process is considered complete upon shipment or upon completion and storage of the equipment, if shipment is delayed at the customer's request. Service revenues are recorded when the services are rendered.

Sales contracts which extend beyond one year are accounted for using the percentage of completion method. Under this method, revenues are recognized based upon costs incurred compared to total costs expected. Continual revisions of estimated total contract costs are made during the life of the contracts based on the best information available and may result in current period adjustments to contract revenues previously reported. Revenues include contract costs and related profits. Amounts billed in excess of contract costs and related profits are included in current liabilities and were $764,000 and $1,791,000 at September 30, 1996 and 1995, respectively. Unbilled costs and related profits included in accounts receivable at September 30, 1996 and 1995 were $2,870,000 and $468,000, respectively.

Sales recognized on long-term construction contracts and the related cost of sales were as follows:

                                             (In thousands)
                                  1996             1995           1994
                             -----------------------------------------
Sales                         $ 14,099         $ 11,484       $ 15,670
Cost of Sales                   13,138           10,126         13,233

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

INVENTORIES. Inventories are valued at the lower of cost or market and include the cost of raw materials, labor, plant overhead, and purchased parts. Cost is determined using the first-in, first-out method. The components of inventory consisted of the following:

                                                         (In thousands)
                                                   1996           1995
                                               -----------------------
Raw materials                                  $  5,854       $  4,476
Work-in-process                                   7,979          8,661
Finished goods                                    1,793          1,187
                                               -----------------------
                                               $ 15,626        $14,324
                                               =======================

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

Non-Cash Transaction. As part of the acquisition of Maxtech, Inc.
in fiscal 1995, the Company assumed certain liabilities as follows:

                                                         (In thousands)
                                                         Maxtech, Inc.
                                                       ---------------
Fair value of assets acquired                               $ 8,683
Cash paid                                                    (5,524)
                                                             -------

Liabilities assumed                                         $ 3,159
                                                            =======

EARNINGS PER SHARE. Earnings per share have been computed based upon the weighted average number of shares of common stock outstanding and the dilutive common stock equivalents assumed outstanding.

CONCENTRATION OF CREDIT RISK. The Company sells its products to its customers under various payment terms such as: cash in advance, irrevocable letter of credit, and open account. These customers can generally be classified as governmental agencies, communications concerns, or other commercial entities. Management believes no significant credit risk exists as of September 30, 1996.

RECLASSIFICATIONS. Certain prior year amounts have been reclassified in order to conform with the current year presentation.

NEW ACCOUNTING STANDARDS. In October 1995, effective for the Company's fiscal 1997 consolidated financial statements, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," which defines a fair value based method of accounting for stock-based compensation. This new standard allows an entity to continue to measure compensation cost for its stock compensation plan(s) using the intrinsic value based method of accounting prescribed by Accounting Principles Board No. 25 (APB 25), "Accounting for Stock Issued to Employees." The Company intends to account for its stock option plans according to APB 25 and to provide pro forma disclosure of the fair value based method prescribed under SFAS 123.

In March 1995, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of," was issued by the Financial Accounting Standards Board and adopted by the Company in October 1995. This statement requires the Company to review its long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The effect of adopting this statement was not material to the Company as of September 30, 1996.

2.  ACCRUED LIABILITIES - OTHER

Accrued Liabilities - Other were comprised of the following:

                                                         (In thousands)
                                                   1996           1995
                                                ------------------------
Current portion of acquisition
   indebtedness                                 $   438        $   438
Warranty                                            530            591
Amounts billed in excess of costs                   764          1,791
Employee benefit costs                              533            585
Taxes other than income                             590            456
Other                                             1,162          1,201
                                                -------        -------
                                                $ 4,017        $ 5,062
                                                =======        =======

3.  FOREIGN OPERATIONS

Financial information relating to the Company's foreign operations is shown below:

                                                         (In thousands)
                                                   1996           1995           1994
                                                -------------------------------------
Sales to unaffiliated customers                  $3,918         $3,724         $5,922
Transfers between geographic areas                1,360            889          1,059
Operating income (loss)                            (306)          (263)         1,186
Identifiable assets                               3,703          2,366          4,002

The Company translates the financial statements of its German subsidiary from its functional currency, the German mark, into U.S. dollars in accordance with the Financial Accounting Standards Board SFAS No. 52. Assets and liabilities are translated at the exchange rate in effect at each fiscal year end, and sales and expenses are translated at the weighted average exchange rate in effect for the period reported upon. Any resulting gains or losses are recorded in shareholders' equity and excluded from net income.

4.  ACQUISITION

On January 25, 1995 (effective January 1, 1995), the Company acquired all of the outstanding common stock of Maxtech, Inc. for cash paid at closing of $4,049,000, four-year unsecured promissory notes in the aggregate principal sum of $1,750,000, payable to former shareholders, all except one, who were employed by the Company as of September 30, 1996, and direct acquisition costs incurred of approximately $150,000. An additional sum of $1,650,000 was paid at closing to pay off certain promissory notes of Maxtech to an unrelated third party. The Maxtech acquisition was accounted for under the purchase method and, accordingly, the assets acquired and liabilities assumed were recorded at their fair values on the acquisition date. The excess purchase price over the assets acquired was approximately $5,417,000.

In connection with the purchase of Maxtech, contingent consideration is due for the amount equal to 50 percent of the net pre-tax income above $3,500,000 that Maxtech earns for the cumulative period of three years and nine months ending September 30, 1998, not to exceed $2,250,000.

Maxtech's results of operations have been included in the Company's consolidated financial statements from the effective date of the acquisition.

Below are the unaudited pro forma results of operations as if Maxtech had been acquired on October 1, 1993.

                                                     (In thousands)
                                                   1995           1994
                                                ----------------------
Sales                                           $66,390        $62,831
Net Income                                        5,004          4,733
Earnings Per Share                                 1.08           1.00

5.  SHAREHOLDERS' EQUITY

STOCK OPTION PLAN FOR KEY EMPLOYEES. The Company had a Stock Option Plan for Key Employees, which provided for the granting of options to purchase the Company's common stock to certain officers and key employees. Five hundred fifty thousand (550,000) shares of common stock were reserved for issuance under this plan. The options are initially exercisable in equal pro rata increments over a five-year period beginning one year after the grant date and extend for terms of seven years. This plan expired in fiscal 1996 and options can no longer be issued.

The following is a summary of the transactions under this plan for the years ended September 30, 1996, 1995, and 1994:

                                                               Number of options
                          Option Price            ---------------------------------------------
                           Per Share               1996               1995             1994
                         ----------------------------------------------------------------------
Balance outstanding
   Oct. 1                $ 2.00-$15.00            209,500            271,600         308,600
Granted                  $10.00-$15.00                 --                 --          20,000
Cancelled                $ 8.13-$15.00             (3,200)            (2,000)         (4,000)
Exercised                $ 2.00-$10.00            (32,000)           (60,100)        (53,000)
                         -------------------------------------------------------------------

Balance outstanding
   Sept. 30              $ 3.00-$14.50            174,300            209,500         271,600
Exercisable
    Sept. 30             $ 4.00-$14.50            112,100            101,400         111,600
                         -------------------------------------------------------------------
Available for grant
   Sept. 30                                            --             25,000          23,000
============================================================================================

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

Seventy-five thousand (75,000) shares of common stock have been reserved for this plan. Once granted, the options expire in ten years.

Following is a table which summarizes the transactions under this plan for the years ended September 30, 1996, 1995 and 1994.

                            Option Price                           Number of options
                               Per Share             1996                1995            1994
                           ------------------------------------------------------------------
Balance outstanding
   Oct. 1                           $10.00           19,000               9,000         9,000
Granted                             $12.00                --             10,000            --
Exercised                           $10.00            1,000                  --            --
                                                      ----------------------------------------
Balance outstanding
   Sept. 30                  $10.00-$12.00           18,000              19,000         9,000
Exercisable
   Sept. 30                  $10.00-$12.00           18,000              19,000         9,000
                                                     ----------------------------------------
Available for Grant
   Sept. 30                                          40,000              40,000        50,000
=============================================================================================

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

Following is a summary of the activity under the plan since its inception:

                                                                    Number of options
                          Option Price                        ---------------------------
                           Per Share                          1996                 1995
                         ----------------------------------------------------------------
Balance outstanding
   Oct. 1                $12.00-$12.25                       309,000                   --
Granted                  $12.00-$15.25                        50,000              309,000
Cancelled                $12.00-$15.25                       (19,400)                  --
Exercised                       $12.00                        (1,400)                  --
                                                              ---------------------------
Balance outstanding
   Sept. 30              $12.00-$15.25                       338,200              309,000
Exercisable
   Sept. 30              $12.00-$12.25                        60,320                   --
                                                            -----------------------------
Available for Grant
   Sept. 30                                                  160,400              191,000
=========================================================================================

6.  ACQUISITION INDEBTEDNESS

As part of the purchase price of Maxtech, Inc., the Company incurred four-year unsecured promissory notes in aggregate principal sum of $1,750,000. The notes are payable annually in four equal principal payments, including accrued interest at 7.92 percent per annum with the initial payment due and paid October 1, 1995.

7.  INCOME TAXES

The Company adopted Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes" effective October 1, 1993. This Standard required the Company to change accounting for income taxes from the deferral method to the liability method for financial reporting. The adoption of SFAS No. 109 resulted in a one-time cumulative benefit in fiscal 1994 of $65,000 or $.01 per share with a corresponding reduction in deferred income taxes.

The differences between the prescribed statutory income tax rates and the Company's effective income tax rates were as follows:

                                       1996                     1995                      1994
                                     ---------------------------------------------------------
Federal statutory rate                 34.0%                    34.0%                    34.0%
State income taxes                       --                      2.1                       .5
Effect of nontaxable
    investment income                  (1.6)                    (2.6)                    (2.8)
Benefit from nontaxable
    FSC income                         (3.5)                    (4.6)                    (4.0)
Tax benefit from increased
    R&D activity                        (.3)                    (1.9)                    (3.4)
Foreign tax adjustment                  (.4)                     (.6)                     2.7
Other, net                               .5                      (.5)                      .6
                                     --------------------------------------------------------

                                       28.7%                    25.9%                    27.6%
                                     ========================================================

Income (loss) before income taxes from foreign operations was ($406,000), ($400,000), and $1,200,000 in fiscal 1996, 1995, and 1994, respectively. Income before income taxes from domestic operations was $8,957,000, $7,415,000, and $5,094,000 in fiscal 1996, 1995, and 1994, respectively. Income before income taxes from domestic operations was $8,957,000, $7,415,000, and $5,094,000 in fiscal 1996, 1995, and 1994, respectively.

The provision for income taxes consists of the following significant components:

                                                   (In thousands)
                              1996                      1995                     1994
                         ------------------------------------------------------------
Current:
    Federal                 $2,632                   $1,661                   $   877
    Foreign                     36                      224                       153
    State                        5                      145                        20
                         ------------------------------------------------------------
Total Current                2,673                    2,030                     1,050

Deferred:
    Federal                     17                      214                       296
    Foreign                   (239)                    (424)                      388
                         ------------------------------------------------------------
Total Deferred                (222)                    (210)                      684
                         ------------------------------------------------------------

Total provision for
   income taxes             $2,451                   $1,820                    $1,734
                         ============================================================

Deferred income taxes are a result of certain income and expenses being recognized in different periods for financial reporting and tax reporting purposes. Below is a table which shows the components of deferred income taxes:

                                                               (In thousands)
                                                        1996                     1995
Deferred tax assets:
    Accrued liabilities and reserves                $  1,073                  $   647
    Other                                                309                       29
                                                    ---------------------------------

Deferred tax liabilities:
    Property and equipment                              (827)                    (782)
    Revenue recognition differences                   (1,433)                    (888)
    Other                                               (124)                    (230)
                                                    -----------------------------------

Net deferred tax liability                          $ (1,002)                 $(1,224)
                                                    ==================================

8.  EMPLOYEE BENEFIT PLANS

The Company has a 401(k) plan which covers substantially all domestic employees. This plan allows for employees and the Company to make contributions. The Company's contributions to the plan for fiscal years 1996, 1995, and 1994 were $184,000, $228,000, and $223,000, respectively.

The Company has certain cash incentive compensation plans which are based upon results of annual operations compared to planned results. The Management Incentive Compensation Plans' participants are key employees and officers, but not outside directors. Compensation under these plans was $1,295,000, $275,000, and $787,000 for fiscal 1996, 1995, and 1994, respectively. The Employee Profit Sharing Bonus Plans' participants include substantially all employees except participants in a management incentive compensation plan. Compensation under these plans was $280,000, $168,000, and $232,000, for fiscal 1996, 1995, and
1994, respectively.

9.  RELATED PARTY TRANSACTIONS

A shareholder and member of the Board of Directors is a shareholder in a firm retained by the Company for legal counsel. The Company paid fees to his firm during the years ended September 30, 1996, 1995, and 1994 of $121,000, $315,000, and $186,000, respectively.

10. SALES AND INDUSTRY SEGMENT INFORMATION

Sales to one customer were 16 percent, and 19 percent, of total sales in fiscal 1995 and 1994, respectively. In fiscal 1996, sales to another customer accounted for 12 percent of total sales.

Export sales were 59 percent, 64 percent, and 63 percent, in fiscal 1996, 1995, and 1994, respectively, of total sales.

Sales in Western Europe were 19 percent, 16 percent, and 18 percent, of total sales in fiscal 1996, 1995, and 1994, respectively. Sales in the Middle East were 10 percent of total sales in fiscal 1996. Sales in Asian countries were 18 percent, 28 percent, and 22 percent of total sales in fiscal 1996, 1995, and 1994, respectively.

The Company operates primarily in a single industry segment, as a manufacturer and supplier of microwave antennas and related equipment.

11. SELECTED QUARTERLY FINANCIAL DATA (unaudited)

                                             (In thousands, except per share amounts)

                                                    1996 Fiscal Quarters
                                    First         Second          Third          Fourth
                                -------------------------------------------------------
Sales                             $18,964         $19,233         $19,109        $20,219
Gross Profit                        4,981           5,315           5,112          5,206
Net Income                          1,393           1,460           1,584          1,663
Earnings Per Share                    .30             .32             .34            .36


                                                    1995 Fiscal Quarters
                                    First         Second          Third          Fourth
                               --------------------------------------------------------
Sales                             $14,707          $16,258        $15,934        $18,125
Gross Profit                        3,679            4,529          4,348          4,181
Net Income                          1,225            1,268          1,245          1,457
Earnings Per Share                    .26              .28            .28            .30

12. COMMITMENTS AND CONTINGENCIES

The Company rents certain equipment and facilities under operating leases. Rent expense under these leases for fiscal 1996, 1995, and 1994 was $641,000, $380,000, and $268,000, respectively.

Below are the future rent payments due under these lease obligations and the amounts of rental income due to be received under subleases as of September 30, 1996.

Fiscal  Year                           Rent Expense Payments Due
------------                           -------------------------
1997                                             347,000
1998                                              64,000
1999                                              13,000
2000                                               6,000
                                              ----------
                                              $  430,000
Less:  Sublease Income                            85,000
                                              ----------
                                              $  345,000
                                              ==========

The Company indemnifies its directors and officers, but does not maintain directors' and officers' liability insurance. No claims against directors or officers have been asserted.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Vertex Communications Corporation:

We have audited the accompanying consolidated balance sheets of Vertex Communications Corporation (a Texas Corporation) and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of income, cash flows, and shareholders' equity for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vertex Communications Corporation and subsidiaries as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

As explained in Note 7 to the Financial Statements, effective October 1, 1993, the Company changed its method of accounting for income taxes.



                                        Arthur Andersen  LLP
Dallas, Texas
    October 25, 1996


MARKET FOR COMMON STOCK

The Company's common stock is traded on The Nasdaq Stock Market (National Market System) under the symbol VTEX. At December 2, 1996, there were approximately 1,500 holders of record of Vertex's common stock. The table below sets forth, for the periods indicated, the high and low sales prices of the Company's common stock, as reported by The Nasdaq Stock Market.

Quarter Ended              High          Low         Quarter Ended              High         Low
------------------------------------------------------------------------------------------------
September 30, 1996      $19 1/4       $16 3/4        September 30, 1995       $19 1/4     $13 1/4
June 29, 1996             19           15 1/4        June 30, 1995             14 1/2       13
March 29, 1996           18 1/2        15 1/2        March 31, 1995            14 1/8       12
December 29, 1995        17 3/4        14 3/4        December 30, 1994         14 1/4      10 5/8

The Company has never declared nor paid a cash dividend on its common stock and does not expect that dividends will be declared or paid in the foreseeable future. The Company currently intends to retain all of its available funds for the operation and expansion of its business.