Form 10-K405, Exhibit 13
period 1997-09-30
VERTEX COMMUNICATIONS CORP /TX/
filed 1997-12-19
CIK 780416

                                                                      EXHIBIT 13

Selected Financial Data
Vertex Communications Corporation and Subsidiaries

Year Ended September 30,                1997              1996              1995             1994             1993
-------------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)

Sales                              $  92,433         $  77,525         $  65,024        $  56,549        $  53,869
Costs and expenses                    82,602            69,491            58,547           50,880           48,564
Income before income taxes            10,350             8,551             7,015            6,294            5,601
Net income                             7,175             6,100             5,195            4,625            4,001
Earnings per share                      1.47              1.32              1.12              .98              .94
-------------------------------------------------------------------------------------------------------------------

Working capital                    $  45,680         $  39,484         $  33,396        $  36,035        $  32,937
Long-term debt                           988               875             1,312               --               --
Total assets                         100,493            71,974            63,854           58,457           52,381
Total liabilities                     27,003            16,500            14,168           11,272           10,060
Total shareholders' equity            73,490            55,474            49,686           47,185           42,321
-------------------------------------------------------------------------------------------------------------------

Orders booked                      $ 122,702         $  74,770         $  79,132        $  55,226        $  58,476
Backlog of unfilled orders            71,650            41,381            44,136           30,028           31,351
-------------------------------------------------------------------------------------------------------------------

No cash dividends have been declared or paid

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

RESULTS OF OPERATIONS

The Company acquired TIW Systems, Inc. ("TIW"), headquartered in Santa Clara, California, effective June 11, 1997. TIW is engaged in the design, manufacture, and support of telecommunications equipment and systems used in satellite and deep space communications, including receiving telemetry from, tracking, commanding, and monitoring satellites. Total purchase consideration paid for TIW was $7.9 million in cash, 574,349 shares of Vertex's common stock (fair value of $10.5 million), and the Company incurred $.5 million of direct acquisition costs. TIW's results of operations are included in the Company's consolidated financial statements since the acquisition effective date.

The Company has for several years derived a major portion of its business, as measured by sales volume, from international product sales. TIW's recent business history has also followed a similar pattern. The Company expects a large portion of future consolidated sales to continue to be generated internationally because of its presence overseas, excellent reputation among current and potential customers, and current trends within the telecommunications industry.

FISCAL 1997 COMPARED TO FISCAL 1996

Fiscal 1997 was the ninth consecutive year of record high sales and net income. Consolidated sales of $92.4 million increased by 19.2 percent as compared to sales of $77.5 million in fiscal 1996. TIW's sales (since June 11, 1997) accounted for approximately 75 percent of this sales increase and the balance of the increase was due to increased product demand.

Cost of sales expressed as a percentage of sales declined from 73.4 percent in fiscal 1996 to 71.1 percent in fiscal 1997. This cost reduction was largely attributable to increased sales volume of higher margin solid state amplifiers and standard product antennas.

Research and development expenditures were $3.8 million in fiscal 1997 compared to $3.2 million in fiscal 1996, an increase of 17.3 percent due to inclusion of TIW's operating results since the effective date of its acquisition.

Spending for marketing the Company's products of $5.1 million in fiscal 1997 increased by $.8 million or 19.2 percent from the prior year mainly due to the addition of TIW's marketing spending of $.7 million.

General and administrative expenses of $8.0 million in fiscal 1997 increased by $2.9 million or 55.9 percent over the prior year. The addition of TIW's general and administrative expenses of $1.2 million and increased staffing levels were the primary factors contributing to the increase of these expenses. Investment income of $.7 million in fiscal 1997 remained essentially the same as the $.6 million earned in fiscal 1996. However, since the Company's cash available for investment purposes declined significantly in the fourth quarter of fiscal 1997 due to the TIW acquisition, management expects that future investment income will decline.

                                                                      EXHIBIT 13

The effective tax rate for fiscal 1997 of 30.7 percent was lower than the prescribed statutory tax rates primarily due to increasing research credits, tax incentives available from export shipments, and non-taxable investment income.

Net income in fiscal 1997 increased 17.6 percent to $7.2 million or $1.47 per share compared to $6.1 million or $1.32 per share for fiscal 1996. The Company's backlog of unfilled orders was a record $71.7 million at September 30, 1997, compared to $41.4 million at the 1996 year end, of which a major portion is scheduled for shipment in fiscal 1998.

FISCAL 1996 COMPARED TO FISCAL 1995

Consolidated sales of $77.5 million in 1996 increased by 19.2 percent over 1995's sales of $65.0 million. A large portion of this increase in sales can be traced to revenues derived from GTE Telecom's 34-meter antenna project which was begun in late 1995 and inclusion of Maxtech's revenues for the full year of 1996.

Cost of sales as a percentage of sales improved to 73.4 percent in 1996 compared to 74.3 percent one year earlier. This cost reduction was mainly due to production efficiency improvements realized at the Company's manufacturing facilities at Kilgore, Texas.

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

The effective tax rate for fiscal 1996 of 28.7 percent was lower than the prescribed statutory tax rates mainly due to the benefit received from export revenues and the effect of nontaxable investment income.

Net income in 1996 was $6.1 million or $1.32 per share compared to $5.2 million or $1.12 per share for the prior year. The Company's backlog of unfilled orders was $41.4 million at September 30, 1996, compared to $44.1 million at the 1995 year end.


FACTORS THAT MAY AFFECT FUTURE RESULTS AND FINANCIAL CONDITION

General. The Company's future operating results and financial condition may be affected by various trends and factors including general economic conditions, rapid or unexpected technological changes, product demand and industry capacity, product development, competition, market acceptance of new products, manufacturing efficiencies, availability of certain raw materials, domestic and foreign government regulations and spending, fluctuation in foreign exchange rates, and rising costs for components or unavailability of components.

                                                                      EXHIBIT 13

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

INFLATION. Generally, inflationary trends do not materially impact the Company's operations. However, because the Company's sales contracts are usually negotiated on a fixed-priced basis prior to actual purchase of certain raw materials and purchased parts, rapid unforeseen price increases in any of these items could adversely affect profit margins for short periods.

CURRENCY EXCHANGE RATES. The Company maintains a foreign sales office in Singapore and operates a foreign subsidiary in Germany which are subject to the effects of fluctuations in foreign currency exchange rates. Should the Singapore dollar currency as related to the U.S. dollar turn materially unfavorable, the Company's marketing expenses could increase accordingly.

The Company's operations located in Duisburg, Germany involve a complete operating entity. Daily operations (sales, costs and expenses, and income taxes) are conducted in its functional currency, the German mark. Should this currency as related to the U.S. dollar change in a material adverse manner, consolidated results of operations could be materially impacted. In addition, to the extent taxable income is generated by the German operations, the consolidated effective tax rate can be unfavorably impacted. The German statutory income tax rate is approximately 50 percent compared to the present U.S. statutory income tax rate of 34 percent on taxable income up to $10 million.

The Company has not experienced any material adverse effects over the past five years from inflation or currency rate changes.

LIQUIDITY AND CAPITAL RESOURCES

The balance of cash and cash equivalents at September 30, 1997 of $5.4 million decreased by $12.0 million from the end of fiscal 1996 primarily as a result of cash expenditures related to the TIW acquisition and investment in capital asset additions. However, these cash uses were partially mitigated by strong earnings performance.

The Company established two separate bank credit lines in fiscal 1997: (1) in December 1996, the Company borrowed 2 million German marks (approximately $1.1 million) from a German bank and in June 1997, revised the credit line to 2.5 million marks to be used for working capital purposes; and, (2) in June 1997, the Company established an unsecured domestic revolving bank credit line of $15 million

                                                                      EXHIBIT 13

providing up to $10 million of working capital financing and $5 million for issuance of stand-by letters of credit principally used in certain foreign sales contracts. As of September 30, 1997, no borrowings were outstanding under the $10 million credit line. Refer to Note 6 of Notes to Consolidated Financial Statements for further information.

Operating activities over the past three years provided $17.4 million of cash mainly due to net income of $18.5 million, the favorable effect of depreciation and amortization, and higher accounts payable, accrued liabilities, and customers' advances. These factors were partially offset by significant increases in accounts receivable and inventories which were necessitated by increased sales volume.

Investing activities during the past three years consumed $22.3 million of cash. Total cash of $13.6 million was used to acquire TIW and Maxtech in 1997 and 1995, respectively. The Company also invested $8.7 million in capital asset additions over the three-year period. The majority of these capital expenditures were made at the Company's Kilgore, Texas facilities.

Cash was provided by financing activities of $1.1 million in fiscal 1997 by a bank loan used to fund the working capital needs of the Company's German subsidiary. The loan is being repaid in 24 equal monthly installments, with accrued interest charged at 4.7 percent per annum. Cash of $1.2 million was also provided during the past three years from the exercise of stock option awards. In fiscal 1997, cash of $7.5 million was used to repay long-term debt comprised of $7.1 million of debt assumed in the TIW acquisition and $.4 million of debt repaid to the German bank. In fiscal 1997 and 1996, cash of $1.1 million was used to satisfy the promissory notes incurred in the acquisition of Maxtech (refer to Note 4 of Notes to Consolidated Financial Statements for further information). The Company used $.4 million and $3.2 million to repurchase 26,600 shares and 252,500 shares of the Company's common stock in fiscal 1996 and 1995, respectively.

Management believes that forecasted cash flows combined with the Company's financial condition and available credit lines will be sufficient to fund operations for the foreseeable future. The Company is not aware of any demands which are likely to affect liquidity in an adverse manner.

                                                                      EXHIBIT 13

CONSOLIDATED INCOME STATEMENTS

Vertex Communications Corporation and Subsidiaries

Year Ended September 30,                                                  1997             1996             1995
-------------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)

SALES                                                                  $  92,433        $  77,525        $  65,024

COSTS AND EXPENSES:
     Cost of sales                                                        65,785           56,911           48,287
     Research and development                                              3,775            3,217            2,165
     Marketing                                                             5,050            4,236            3,560
     General and administrative                                            7,992            5,127            4,535
-------------------------------------------------------------------------------------------------------------------

                                                                          82,602           69,491           58,547
-------------------------------------------------------------------------------------------------------------------

     Operating income                                                      9,831            8,034            6,477

OTHER INCOME (EXPENSE):

     Income from investments                                                 686              632              633
     Interest expense                                                       (167)            (115)             (95)
-------------------------------------------------------------------------------------------------------------------

     Income before income taxes                                           10,350            8,551            7,015
-------------------------------------------------------------------------------------------------------------------

PROVISION FOR INCOME TAXES                                                 3,175            2,451            1,820
-------------------------------------------------------------------------------------------------------------------

NET INCOME                                                             $   7,175        $   6,100        $   5,195
===================================================================================================================

EARNINGS PER SHARE                                                     $    1.47        $    1.32        $    1.12
===================================================================================================================

AVERAGE SHARES AND EQUIVALENT
     SHARES OUTSTANDING                                                    4,878            4,612            4,630
===================================================================================================================

See Notes to Consolidated Financial Statements

                                                                      EXHIBIT 13

CONSOLIDATED BALANCE SHEETS

Vertex Communications Corporation and Subsidiaries

As of September 30,                                                                        1997              1996
-------------------------------------------------------------------------------------------------------------------
(In thousands, except share amounts)

ASSETS
Current assets:
     Cash and cash equivalents                                                         $    5,407        $  17,396
     Accounts receivable, less allowance for doubtful
         accounts of $1,254 and $268                                                       35,977           21,136
     Inventories                                                                           27,198           15,626
     Income tax receivable                                                                  1,130               --
     Deferred income taxes                                                                    784               --
-------------------------------------------------------------------------------------------------------------------

                                                                                           70,496           54,158
-------------------------------------------------------------------------------------------------------------------

Property and equipment:
     Land                                                                                     558              418
     Buildings and improvements                                                             8,554            7,235
     Equipment                                                                             19,315           14,966
     Construction in progress                                                                 804              328
         Less: accumulated depreciation                                                   (13,004)         (10,520)
-------------------------------------------------------------------------------------------------------------------

                                                                                           16,227           12,427
-------------------------------------------------------------------------------------------------------------------

Goodwill, net of accumulated amortization of $1,134 and $632                               12,794            4,785
Other assets, less accumulated amortization of $975 and $912                                  976              604
-------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                                           $  100,493        $  71,974
===================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities:
     Accounts payable                                                                  $    7,413        $   4,615
     Accrued liabilities                                                                   13,278            7,884
     Customers' advances                                                                    3,139            1,737
     Current portion of long-term debt                                                      1,082              438
-------------------------------------------------------------------------------------------------------------------

                                                                                           24,912           14,674
-------------------------------------------------------------------------------------------------------------------


Long-term debt                                                                                988              875
Deferred income taxes                                                                       1,103              951
Commitments and contingencies (Note 12)

                                                                      EXHIBIT 13


Shareholders' equity:
     Common stock, $.10 par value, 20,000,000 shares
         authorized, 5,235,751 and 4,661,402 issued                                           524              466
     Capital in excess of par value                                                        35,107           24,806
     Retained earnings                                                                     40,033           32,858
     Treasury stock, at cost, 148,813 shares and 222,346 shares                            (1,828)          (2,733)
     Translation adjustment                                                                  (346)              77
-------------------------------------------------------------------------------------------------------------------

                                                                                           73,490           55,474
-------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                             $  100,493        $  71,974
===================================================================================================================

See Notes to Consolidated Financial Statements

                                                                      EXHIBIT 13

CONSOLIDATED STATEMENTS OF CASH FLOWS
Vertex Communications Corporation and Subsidiaries

Year Ended September 30,                                                    1997             1996             1995
-------------------------------------------------------------------------------------------------------------------
(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:

     Net income                                                       $    7,175       $    6,100        $   5,195
     Adjustments to reconcile net income to net
         cash provided by operating activities:
         Depreciation and amortization                                     3,109            2,728            2,391
     Changes in operating assets and liabilities,
         net of acquisitions:
         Accounts receivable                                                (612)          (4,841)             746
         Inventories                                                      (4,888)          (1,302)          (3,404)
         Other assets                                                        750              (30)            (224)
         Accounts payable and accrued liabilities                            682            2,039             (882)
         Customers' advances                                               1,402             (278)             829
         Income taxes, net                                                  (710)           1,008              458
-------------------------------------------------------------------------------------------------------------------

     Net cash provided by operating activities                             6,908            5,424            5,109
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:

     Purchase of property and equipment                                   (4,088)          (2,149)          (2,488)
     Acquisitions, net of cash acquired (Note 4)                          (8,043)              --           (5,524)
-------------------------------------------------------------------------------------------------------------------

     Net cash used in investing activities                               (12,131)          (2,149)          (8,012)
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

     Proceeds from long-term debt                                          1,137               --               --
     Repayment of long-term debt                                          (8,216)            (437)              --
     Purchase of treasury stock                                               --             (436)          (3,186)
     Proceeds from exercise of stock options                                 736              246              220
     Other                                                                  (370)             (95)             126
-------------------------------------------------------------------------------------------------------------------

     Net cash used in financing activities                                (6,713)            (722)          (2,840)
-------------------------------------------------------------------------------------------------------------------

     Effect of exchange rate changes on cash                                 (53)             (27)              86
     Net increase (decrease) in cash and cash
         equivalents                                                     (11,989)           2,526           (5,657)

                                                                      EXHIBIT 13


     Cash and cash equivalents at beginning
         of year                                                          17,396           14,870           20,527
-------------------------------------------------------------------------------------------------------------------


     Cash and cash equivalents at end of year                         $    5,407       $   17,396        $  14,870
===================================================================================================================


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

     Cash paid during the year for:
         Interest                                                     $      203       $       35        $      --
         Income taxes                                                      3,787            1,443            1,174
===================================================================================================================

See Notes to Consolidated Financial Statements

                                                                      EXHIBIT 13

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Vertex Communications Corporation and Subsidiaries

                                                 Capital in
                                     Common      Excess of     Retained     Treasury    Translation
                                     Stock       Par Value     Earnings      Stock       Adjustment         Total
-------------------------------------------------------------------------------------------------------------------
(In thousands, except share amounts)

Balance at September 30,

1994                                $    466     $   25,212   $   21,563   $    (109)   $        53      $  47,185
-------------------------------------------------------------------------------------------------------------------

     Exercise of stock options
         (60,100 shares)                  --           (375)          --         595             --            220
     Purchase of treasury stock
         (252,500 shares)                 --             --           --      (3,186)            --         (3,186)
     Tax benefit related to stock
         options exercised by
         employees                        --            126           --          --             --            126
     Translation adjustment               --             --           --          --            146            146
     Net income                           --             --        5,195          --             --          5,195
-------------------------------------------------------------------------------------------------------------------

1995                                $    466     $   24,963   $   26,758   $  (2,700)   $       199      $  49,686
-------------------------------------------------------------------------------------------------------------------

     Exercise of stock options
         (34,400 shares)                  --           (157)          --         403             --            246
     Purchase of treasury stock
         (26,600 shares)                  --             --           --        (436)            --           (436)
     Translation adjustment               --             --           --          --           (122)          (122)
     Net income                           --             --        6,100          --             --          6,100
-------------------------------------------------------------------------------------------------------------------

1996                                $    466     $   24,806   $   32,858   $  (2,733)   $        77      $  55,474
-------------------------------------------------------------------------------------------------------------------

     Acquisition of TIW Systems,
         Inc. (Note 4)
         (574,349 shares)                 58         10,470           --          --             --         10,528
     Exercise of stock options
         (73,533 shares)                  --           (169)          --         905             --            736
     Translation adjustment               --             --           --          --           (423)          (423)
     Net income                           --             --        7,175          --             --          7,175
-------------------------------------------------------------------------------------------------------------------

1997                                $    524     $   35,107   $   40,033   $  (1,828)   $      (346)     $  73,490
===================================================================================================================

See Notes to Consolidated Financial Statements

                                                                      EXHIBIT 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Vertex Communications Corporation and Subsidiaries

September 30, 1997

The Company designs, manufactures, and markets an extensive line of products principally used in the satellite communications industry.

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

RECOGNITION OF REVENUES, COSTS AND EXPENSES. Revenues from sales other than long-term contracts are recognized when the earnings process has been completed. The earnings process is considered complete upon product shipment or upon completion and storage of the product, if shipment is delayed at the customer's request and related payment has been received. Service revenues are recorded when the services are rendered.

Sales contracts which extend beyond one year are accounted for using the percentage of completion method. Under this method, revenues are recognized based upon costs incurred compared to total costs expected. Continual revisions of estimated total contract costs are made during the life of the contracts based on the best information available and may result in current period adjustments to contract revenues previously reported. Revenues include contract costs and related profits. Amounts billed in excess of contract costs and related profits are included in current liabilities and were $3,449,000 and $764,000 at September 30, 1997 and 1996, respectively. Unbilled costs and related profits included in accounts receivable at September 30, 1997 and 1996 were $14,696,000 and $2,870,000, respectively.

Sales recognized on long-term contracts and the related cost of sales were as follows:

                                               (In thousands)
                                    1997            1996           1995
                                  -------------------------------------

Sales                             $28,356         $ 14,099      $11,484
Cost of Sales                      23,640           13,138       10,126
                                  =====================================

                                                                      EXHIBIT 13

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

INVENTORIES. Inventories are valued at the lower of cost or market and include the cost of raw materials, labor, plant overhead, and purchased parts. Cost is determined using the first-in, first-out method. The components of inventory consisted of the following:

                                 (In thousands)
                               1997         1996
                            -----------------------

Raw materials               $  8,844      $   5,854
Work-in-process               13,626          7,979
Finished goods                 4,728          1,793
                            -----------------------
                            $ 27,198      $  15,626
                            =======================

PROPERTY AND EQUIPMENT. Property and equipment are stated at cost and are depreciated over their estimated useful lives using the straight-line method. The estimated useful lives of buildings are 25 years and equipment are 3 to 7 years. Expenditures for maintenance and repairs are charged to expense when incurred; betterments and major renewals are capitalized.

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

NON-CASH TRANSACTIONS. As part of the acquisition of Maxtech, Inc. in fiscal 1995 and TIW Systems, Inc. in fiscal 1997, the Company assumed certain liabilities as follows:

                                                                    (In thousands)
                                                              Maxtech, Inc.   TIW Systems
                                                              --------------------------

Fair value of assets acquired                                 $  8,683          $ 34,153
Cash paid                                                       (5,524)           (7,893)
Fair value of stock exchanged                                       --           (10,528)
                                                              --------------------------
Liabilities assumed                                           $  3,159          $ 15,732
                                                              ==========================

                                                                      EXHIBIT 13

EARNINGS PER SHARE. Earnings per share have been computed based upon the weighted average number of shares of common stock outstanding and the dilutive common stock equivalents assumed outstanding.

CONCENTRATION OF CREDIT RISK. The Company sells its products to its customers under various payment terms such as: cash in advance, irrevocable letter of credit, and open account. These customers can generally be classified as governmental agencies, communications concerns, or other commercial entities. Management believes no significant credit risk exists as of September 30, 1997.

RECLASSIFICATIONS. Certain prior year amounts have been reclassified in order to conform with the current year presentation.

STOCK-BASED COMPENSATION. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," requires certain disclosures for stock-based compensation awards and permits companies to continue to follow the intrinsic value method of accounting as prescribed by APB No. 25, "Accounting for Stock Issued to Employees." Accordingly, the Company will continue to follow APB No. 25 to account for stock-based compensation awards.

NEW ACCOUNTING STANDARD. In February 1997, effective for the Company's fiscal 1998 consolidated financial statements, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share." This new standard simplifies the method for computing earnings per share ("EPS") whereby the Company will report basic EPS without the effect of any outstanding potentially dilutive stock options and diluted EPS with the effect of those outstanding stock options that are potentially dilutive. Had the Company adopted the provisions of SFAS 128 beginning with the first quarter of fiscal 1997, basic EPS for fiscal 1997 would have been $1.55 per share and diluted EPS would have been $1.47 per share.

2.   ACCRUED LIABILITIES

Accrued liabilities were comprised of the following:

                                                                    (In thousands)
                                                                1997            1996
                                                              -----------------------
Accrued compensation                                          $  3,606       $  3,024
Income taxes payable                                             1,329          1,281
Warranty                                                         1,052            530
Amounts billed in excess of costs                                3,449            764
Employee benefit costs                                             705            533
Taxes other than income                                            684            590
Other                                                            2,453          1,162
                                                              -----------------------
                                                              $ 13,278       $  7,884
                                                              =======================

                                                                      EXHIBIT 13

3.   FOREIGN OPERATIONS

Financial information relating to the Company's foreign operations is shown below:

                                                                           (In thousands)
                                                             1997               1996            1995
                                                          -------------------------------------------

Sales to unaffiliated customers                           $  5,881           $  3,918         $ 3,724
Transfers between geographic areas                             106              1,360             889
Operating income (loss)                                         91               (306)           (263)
Identifiable assets                                          4,034              3,703           2,366
                                                          ===========================================

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

4.   ACQUISITIONS

Effective June 11, 1997, the Company acquired all of the outstanding common stock of TIW Systems, Inc. ("TIW"), a California corporation engaged in design and manufacture of products principally used in the satellite communications industry, for cash of $7.9 million, 574,349 shares of the Company's common stock, and $500,000 of direct acquisition costs. The acquisition was accounted for under the purchase method of accounting. The excess of purchase price over the fair value of assets acquired of $8.5 million is being amortized over 15 years using the straight-line method. The purchase price was allocated on the basis of the estimated fair value of the assets acquired and liabilities assumed as follows:

                                                        (In thousands)
                                                        --------------

Assets Acquired
Fair value of tangible assets acquired                    $ 25,641
Goodwill                                                     8,512
Purchase Consideration
Cash paid to selling shareholders                           (7,893)
Fair value of Vertex's stock exchanged                     (10,528)
                                                          --------
Liabilities assumed                                       $ 15,732
                                                          ========

TIW's results of operations are included in the Company's consolidated financial statements since the effective date of acquisition.

                                                                      EXHIBIT 13

The following unaudited pro forma information presents the consolidated results of operations as if the effective date of the acquisition occurred on the beginning of each of the periods presented after giving effect to certain adjustments which include amortization of goodwill, reduction of investment income, issuance of common stock, and the related tax effects.

                                                                           (In thousands, except
                                                                             per share amounts)
                                                                            1997            1996
                                                                         -------------------------

Sales                                                                    $   115,563    $   118,857
Net income                                                                     5,333          4,076
Earnings per share                                                              1.01            .79
                                                                         ==========================

On January 25, 1995 (effective January 1, 1995), the Company acquired all of the outstanding common stock of Maxtech, Inc. for cash paid at closing of $4,049,000; four-year unsecured promissory notes in the aggregate principal sum of $1,750,000, payable to former shareholders; and direct acquisition costs incurred of approximately $150,000. The Maxtech acquisition was accounted for under the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded at their fair values on the acquisition date. The excess purchase price over the assets acquired was approximately $5,417,000.

In connection with the purchase of Maxtech, contingent consideration will be due for an amount equal to 50 percent of the net pre-tax income above $3,500,000 that Maxtech earns for the cumulative period of three years and nine months ending September 30, 1998, not to exceed $2,250,000. As of September 30, 1997, no contingent consideration was accrued. The contingent consideration earned, if any, will be recorded as additional goodwill and amortized over its remaining life as discussed above.

Maxtech's results of operations have been included in the Company's consolidated financial statements from the effective date of the acquisition.

Below are the unaudited pro forma results of operations as if Maxtech had been acquired on October 1, 1994.

                                                                     (In thousands, except
                                                                        per share amount)
                                                                             1995
                                                                     ---------------------

Sales                                                                  $      66,390
Net Income                                                                     5,004
Earnings Per Share                                                              1.08
                                                                       =============

                                                                      EXHIBIT 13

5.   STOCK-BASED COMPENSATION PLANS

Pursuant to the Company's stock option plans, options to purchase its common stock were granted to certain officers, directors, and key employees. These plans provide for granting of options at a price not less than fair market value of the stock on the grant date. Options issued vest over a five-year period with one-fifth of the options becoming exercisable one year after grant, on a cumulative basis, and expire seven or ten years after grant. At September 30, 1997, 163,600 options remained available for grant under these plans.

At September 30, 1997, 1996, and 1995, options to purchase 217,766, 190,420, and 120,400 shares, respectively, were vested and could be exercised. The outstanding stock options at September 30, 1997 had a weighted average remaining contractual life of seven years with option prices ranging from $4.00 to $25.38 per share.

As of September 30, 1997, 1996, and 1995, the weighted average exercise price of the exercisable options at those dates was $9.92, $10.10, and $8.51, respectively.

A summary of activity in the Company's stock option plans is as follows:

                                                                                        Weighted Average
                                                                       Options           Exercise Price
                                                                       --------------------------------

Outstanding at 10/1/94                                                   280,600               $   7.50
Granted                                                                  324,000                  12.06
Exercised                                                                (60,100)                  3.66
Cancelled                                                                 (7,000)                 12.86
                                                                       --------------------------------

Outstanding at 9/30/95                                                   537,500                  10.61
                                                                       --------------------------------

Granted                                                                   50,000                  15.25
Exercised                                                                (34,400)                  7.14
Cancelled                                                                (22,600)                 13.54
                                                                       --------------------------------

Outstanding at 9/30/96                                                   530,500                  11.06
                                                                       --------------------------------

Granted                                                                   35,000                  19.79
Exercised                                                                (73,533)                 10.02
Cancelled                                                                (28,200)                 12.74
                                                                       --------------------------------

Outstanding at 9/30/97                                                   463,767               $  12.10
                                                                       ================================

As discussed in Note 1, the Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123) "Accounting for Stock-Based Compensation." Under SFAS 123, the value of stock-based compensation grants was calculated for the above discussed

                                                                      EXHIBIT 13

plans based on the fair value at grant date for awards made since October 1, 1995 by using the Black-Scholes option-pricing model with certain assumptions. The weighted-average fair value of options granted under these plans in fiscal 1997 and 1996 was $7.50 and $5.78, respectively. The assumptions used in both fiscal 1997 and 1996 were: dividend yield of 0 percent; expected lives of 4 years; expected volatility of 37.8 percent; and risk-free rate of return of 5.77 percent. Based upon the foregoing factors, had the computed fair value of the options granted in fiscal 1997 and 1996 been amortized to expense, pro forma net income for fiscal 1997 and 1996 would not have been materially different from actual net income reported for such years.

6.   LONG-TERM DEBT AND CREDIT LINES

In December 1996, the Company established a bank credit line through its German subsidiary and borrowed 2 million German marks (approximately $1.1 million). The debt is being repaid in 24 equal monthly installments, plus accrued interest charged at 4.7 percent per annum. The credit line was subsequently increased to
2.5 million German marks.

In fiscal 1997, the Company established an unsecured revolving bank line of credit for $15 million which includes a $5 million sub-limit for issuance of stand-by letters of credit. The credit line matures in June 1999 and requires the Company to maintain certain financial ratios. Principal advances bear interest at LIBOR, plus 1.5 percent and unused credit line fees are .25 percent annually. As of September 30, 1997, no principal advances were outstanding and issued stand-by letters of credit totaled $272,000.

As part of the purchase price of Maxtech, Inc., the Company incurred four-year unsecured promissory notes in the aggregate principal sum of $1,750,000.

Long-term debt as of September 30, 1997 and 1996 was as follows:

                                                                                        1997               1996
                                                                                    ------------------------------

Promissory notes payable to Maxtech-selling shareholders,
     plus accrued interest at 7.92 percent                                          $   604,000      $   1,313,000
Bank note payable in monthly
     installments of $4,000, plus accrued
     interest at 9.5 percent with balance
     due November 2000                                                                  495,000                 --
Bank installment loan, monthly
     payments of $48,000 (83,000
     German marks), plus accrued
     interest                                                                           717,000                 --
Capital lease obligations                                                               254,000                 --
                                                                                    ------------------------------

                                                                                      2,070,000          1,313,000
Less current maturities                                                               1,082,000            438,000
                                                                                    ------------------------------

                                                                                    $   988,000      $     875,000
                                                                                    ==============================

                                                                      EXHIBIT 13

Long-term debt at September 30, 1997 had scheduled maturities as follows:
$1,082,000 in 1998; $578,000 in 1999; and $53,000 in 2000; and $357,000 in 2001.

7.   INCOME TAXES

The Company utilizes the liability method of accounting for income taxes. Deferred income taxes are a result of certain income and expense items recognized in different periods for financial reporting and tax reporting purposes.

The differences between the prescribed statutory income tax rates and the Company's effective income tax rates were as follows:

                                                                          1997               1996           1995
                                                                       -------------------------------------------

Federal statutory rate                                                    34.0%              34.0%          34.0%
State income taxes, net of federal benefit                                 1.4                 --            2.1
Effect of nontaxable investment income                                    (1.2)              (1.6)          (2.6)
Benefit from nontaxable FSC income                                        (3.4)              (3.5)          (4.6)
Tax benefit from increased research activity                              (1.8)               (.3)          (1.9)
Foreign tax adjustment                                                      .4                (.4)           (.6)
Other, net                                                                 1.3                 .5            (.5)
                                                                       ------------------------------------------

                                                                          30.7%              28.7%          25.9%
                                                                       ============================================

Income (loss) before income taxes from foreign operations was $63,000, ($406,000), and ($400,000) in fiscal 1997, 1996, and 1995, respectively. Income before income taxes from domestic operations was $10,287,000, $8,957,000, and $7,415,000 in fiscal 1997, 1996, and 1995, respectively.

The provision for income taxes consists of the following significant components:

                                                                                   (In thousands)
                                                                       1997              1996              1995
                                                                  ----------------------------------------------

Current:
     Federal                                                         $3,066            $2,632             $1,661
     Foreign                                                             33                36                224
     State                                                              220                 5                145
                                                                  ----------------------------------------------
Total Current                                                         3,319             2,673              2,030
                                                                  ----------------------------------------------

Deferred:
     Federal                                                           (116)               17                214
     Foreign                                                            (28)             (239)              (424)
                                                                  -----------------------------------------------
Total Deferred                                                         (144)             (222)              (210)
                                                                  -----------------------------------------------

Total provision for income taxes                                     $3,175            $2,451             $1,820
                                                                  ==============================================

                                                                      EXHIBIT 13

The table below shows the components of deferred income taxes:

                                                                                   (In thousands)
                                                                       1997              1996             1995
                                                                  ----------------------------------------------

Deferred tax assets:
  Accrued liabilities and reserves                                   $1,940          $  1,073           $    647
  Other                                                                 293               309                 29
                                                                  ----------------------------------------------

Deferred tax liabilities:
  Property and equipment                                               (896)             (827)              (782)
  Revenue recognition differences                                    (1,449)           (1,433)              (888)
  Other                                                                (207)             (124)              (230)
                                                                  -----------------------------------------------

Net deferred tax liability                                           $ (319)         $ (1,002)          $ (1,224)
                                                                  ===============================================

8.   EMPLOYEE BENEFIT PLANS

The Company sponsors a defined contribution retirement plan which covers a majority of its domestic employees. Contributions to the plan are discretionary as determined by the Board of Directors. The Company's contributions to the plan for fiscal years 1997, 1996, and 1995 were $290,000, $184,000, and $228,000, respectively.

The Company has a profit-sharing plan and a money purchase pension plan which were established in 1989 by TIW for the benefit of its eligible employees. The profit-sharing plan allows for employees to contribute up to a maximum of 10 percent of compensation. Company contributions to this plan are discretionary as determined by the Board of Directors and, from June 11, 1997 through September 30, 1997, were $55,000. Company contributions to the money purchase pension plan are five percent of eligible employee compensation. The Company contributed $107,000 to this plan from June 11, 1997 through September 30, 1997.

The Company has an employee stock ownership plan (ESOP) that was formed by TIW in 1989 for the benefit of its eligible employees. No contributions were made to the plan by the Company since the acquisition of TIW and the ESOP continues to maintain assets belonging to those eligible employees in accordance with plan guidelines. The Company is not required nor does it intend to make future contributions to the ESOP.

The Company has certain cash incentive compensation plans which are based upon actual results of operations compared to planned results. The Management Incentive Compensation Plans' participants are key employees and officers, but not outside directors. Compensation under these plans was $1,066,000, $1,295,000, and $275,000 for fiscal 1997, 1996, and 1995, respectively. The
Employee Profit Sharing Bonus Plans' participants include a majority of the Company's employees, except participants in a management incentive compensation plan. Compensation under these plans was $238,000, $280,000, and $168,000 for fiscal 1997, 1996, and 1995, respectively.

                                                                      EXHIBIT 13

9.   RELATED PARTY TRANSACTIONS

A shareholder and member of the Board of Directors is a shareholder in a firm retained by the Company for legal counsel. The Company paid fees to his firm during the years ended September 30, 1997, 1996, and 1995 of $541,000, $121,000,
and $315,000, respectively.

10. SALES  AND INDUSTRY SEGMENT INFORMATION

Sales to one customer were 16 percent of total sales in fiscal 1995. In fiscal 1996, sales to another customer accounted for 12 percent of total sales. No single customer accounted for 10 percent or more of sales in fiscal 1997.

Export sales were 56 percent, 59 percent, and 64 percent in fiscal 1997, 1996, and 1995, respectively, of total sales.

Sales in Western Europe were 14 percent, 19 percent, and 16 percent, of total sales in fiscal 1997, 1996, and 1995, respectively. Sales in the Middle East were 10 percent of total sales in fiscal 1996. Sales in Asian countries were 21 percent, 18 percent, and 28 percent of total sales in fiscal 1997, 1996, and 1995, respectively.

The Company operates primarily in a single industry segment, as a manufacturer and supplier of microwave antennas and related products.

11.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
     (In thousands, except per share amounts)

                                                                       1997 Fiscal Quarters
                                                         First            Second            Third           Fourth
                                                     -------------------------------------------------------------

Sales                                                $  19,680         $  20,436        $  23,266        $  29,051
Gross Profit                                             5,391             5,934            6,626            8,697
Net Income                                               1,525             1,694            1,861            2,095
Earnings Per Share                                         .33               .36              .38              .40

                                                                       1996 Fiscal Quarters
                                                         First            Second            Third           Fourth
                                                     -------------------------------------------------------------

Sales                                                $  18,964         $  19,233        $  19,109        $  20,219
Gross Profit                                             4,981             5,315            5,112            5,206
Net Income                                               1,393             1,460            1,584            1,663
Earnings Per Share                                         .30               .32              .34              .36
                                                     =============================================================

                                                                      EXHIBIT 13

12.  COMMITMENTS AND CONTINGENCIES

The Company rents certain equipment and facilities under operating leases. Rent expense under these leases for fiscal 1997, 1996, and 1995 was $767,000 $641,000, and $380,000, respectively.

Certain items of equipment are subject to capital leases. As of September 30, 1997, $672,000 ($407,000 net) of such leased equipment was included in property and equipment.

Below are the future payments due under these lease obligations and the amounts of rental income due to be received under subleases as of September 30, 1997.

                                                                     Operating          Capital
Fiscal Year                                                            Leases            Leases
-----------                                                        ------------------------------

1998                                                               $   1,239,000       $  184,000
1999                                                                   1,194,000           96,000
2000                                                                   1,228,000            3,000
2001                                                                   1,202,000               --
Thereafter                                                             2,307,000               --
                                                                   ------------------------------

                                                                       7,170,000          283,000
Less:    Sublease income                                                 192,000               --
         Amount representing interest                                         --           29,000
                                                                   ------------------------------

                                                                   $   6,978,000       $  254,000
                                                                   ==============================

The Company indemnifies its directors and officers, but does not maintain directors' and officers' liability insurance. No claims against directors or officers have been asserted.

                                                                      EXHIBIT 13

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Vertex Communications Corporation:

We have audited the accompanying consolidated balance sheets of Vertex Communications Corporation (a Texas Corporation) and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of income, cash flows, and shareholders' equity for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vertex Communications Corporation and subsidiaries as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.


                                         Arthur Andersen LLP

Dallas, Texas
     October 24, 1997

                                                                      EXHIBIT 13

MARKET FOR COMMON STOCK

The Company's common stock is traded on The Nasdaq Stock Market (National Market System) under the symbol VTEX. At October 31, 1997, there were approximately 1,400 holders of record of Vertex's common stock. The table below sets forth, for the periods indicated, the high and low sales prices of the Company's common stock, as reported by The Nasdaq Stock Market.

Quarter Ended                            High        Low             Quarter Ended             High       Low

September 30, 1997                     $26 1/4     $24 1/8        September 30, 1996         $19 1/4    $16 3/4
June 30, 1997                           27 1/4      20 7/8        June 29, 1996               19         15 1/4
March 28, 1997                          23 1/2      19 3/4        March 29, 1996              18 1/2     15 1/2
December 27, 1996                       18 3/4      16 1/4        December 29, 1995           17 3/4     14 3/4

The Company has never declared nor paid a cash dividend on its common stock and does not expect that dividends will be declared or paid in the foreseeable future. The Company currently intends to retain all of its available funds for the operation and expansion of its business.