Form 10-K405, Exhibit 13
period 1998-09-30
VERTEX COMMUNICATIONS CORP /TX/
filed 1998-12-21
CIK 780416

===============================================================================


                        VERTEX COMMUNICATIONS CORPORATION

                                   EXHIBIT 13
                                       TO
                           ANNUAL REPORT ON FORM 10-K
                     For Fiscal Year ended September 30,1998

                          ANNUAL REPORT TO SHAREHOLDERS

===============================================================================

                                                                      EXHIBIT 13

Selected Financial Data
Vertex Communications Corporation and Subsidiaries


Year Ended September 30,                          1998         1997         1996         1995         1994
                                                --------     --------     --------     --------     --------
(In thousands, except per share amounts)

Sales                                           $130,017     $ 92,433     $ 77,525     $ 65,024     $ 56,549
Costs and expenses                               116,571       82,602       69,491       58,547       50,880
Income before income taxes                        13,798       10,350        8,551        7,015        6,294
Net income                                        10,086        7,175        6,100        5,195        4,625
Diluted earnings per share                          1.90         1.47         1.32         1.12          .98
                                                --------     --------     --------     --------     --------


Working capital                                 $ 56,018     $ 45,584     $ 39,484     $ 33,396     $ 36,035
Long-term debt                                        59          988          875        1,312         --
Total assets                                     110,771      100,493       71,974       63,854       58,457
Total liabilities                                 26,561       27,003       16,500       14,168       11,272
Total shareholders' equity                        84,210       73,490       55,474       49,686       47,185
                                                --------     --------     --------     --------     --------


Orders booked                                   $132,338     $122,702     $ 74,770     $ 79,132     $ 55,226
Backlog of unfilled orders                        73,971       71,650       41,381       44,136       30,028
                                                --------     --------     --------     --------     --------

No cash dividends have been declared or paid

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

GENERAL

Over the past several years, a significant portion of the Company's business has relied on its ability to design and deliver products for commercial applications and, from time to time, products used for military/defense purposes outside the United States. Export sales have accounted for more than half of the Company's revenues in each of the last three fiscal years.

While the Company concluded fiscal 1998 with a favorable backlog of unfilled orders, current events around the globe are causing customers to delay orders and, in some cases, cancel projects that provide for the Company's sales. In the fourth quarter of fiscal 1998 and during the first quarter of fiscal 1999, bid-proposal activity and incoming orders have declined from expected levels.

Management believes this slowdown is attributable to the current financial instability and depressed economic conditions in several foreign countries, particularly certain Asian and European countries. Based upon these factors, management expects the Company's revenues and corresponding profits in fiscal 1999 to experience a decline in growth rates below the levels of recent years until international markets stabilize. The current slowdown is expected to be short-term in duration and international product demand should return to more normal levels by fiscal year 2000.

The Company recently organized a new U.S. operating division whose primary purpose is to obtain certain government-related contracts by utilizing and adapting the Company's existing products and capabilities. While there can be no assurance that this division will be successful, the sales it generates are expected to partially offset the impact of declining foreign sales in the near future.

RESULTS OF OPERATIONS

FISCAL 1998 COMPARED TO FISCAL 1997

Record consolidated sales in fiscal 1998 of $130.0 million increased by $37.6 million, or 40.7 percent compared to sales of $92.4 million in fiscal 1997. This sales increase was primarily attributable to the acquisition of TIW Systems, Inc. (TIW) in June of 1997. (TIW was restructured in early fiscal 1999 into two entities, Vertex Satcom Systems, Inc. and Vertex Antenna Systems, LLC.) Cost of sales expressed as a percentage of sales of 71.4 percent in fiscal 1998 remained essentially unchanged compared to 71.2 percent in fiscal 1997.

Research and development spending was $6.0 million in fiscal 1998, or $2.2 million (58.1 percent) greater than in fiscal 1997, mainly due to the acquisition of TIW and, to a lesser extent, certain developmental work on a small antenna product line. Marketing expenses of $6.9 million in fiscal 1998 increased by $1.9 million, or 36.9 percent, compared to $5.1 million in fiscal 1997, due to the inclusion of TIW operating results in all of fiscal 1998 (fiscal 1997 consolidated operating results reflect the inclusion of TIW since the date of acquisition) and increased staffing levels. General and administrative expenses increased by $2.9 million, or 36.6 percent, in fiscal 1998 over fiscal 1997, primarily as a result of the acquisition of TIW.

The effective tax rate for fiscal 1998 of 26.9 percent was lower than the prescribed statutory tax rates primarily due to tax incentive benefits available from export sales and research and development tax credits.

                                                                      EXHIBIT 13

Net income in fiscal 1998 was a record $10.1 million or $1.90 per share, an increase of 40.6 percent more than the $7.2 million or $1.47 per share achieved in fiscal 1997, due primarily to increased sales volume and despite increased spending discussed above. The Company's backlog of unfilled orders was a record $74.0 million at September 30, 1998, an increase of 3.2 percent over the $71.7 million at the 1997 year end, of which a major portion is scheduled for shipment in fiscal 1999.

FISCAL 1997 COMPARED TO FISCAL 1996

Consolidated sales of $92.4 million in fiscal 1997 increased by 19.2 percent as compared to sales of $77.5 million in fiscal 1996. The Company acquired TIW effective June 11, 1997. TIW's sales (included in consolidated sales since acquisition date) accounted for approximately 75 percent of this sales increase and the balance of the increase was due to increased product demand.

Cost of sales expressed as a percentage of sales declined from 73.4 percent in fiscal 1996 to 71.2 percent in fiscal 1997. This cost reduction was largely attributable to increased sales volume of higher margin solid-state amplifiers and standard product antennas, while sales of lower margin low-noise amplifiers declined.

Research and development expenditures were $3.8 million in fiscal 1997 and $3.2 million in fiscal 1996, or $.6 million (17.3 percent) greater, due to inclusion of TIW's operating results since the effective date of its acquisition.

Spending for marketing the Company's products of $5.1 million in fiscal 1997 increased by $.8 million, or 19.2 percent, from the prior year mainly due to the addition of TIW's marketing spending of $.7 million.

General and administrative expenses of $8.0 million in fiscal 1997 increased by $2.9 million or 55.9 percent over the prior year. The addition of TIW's expenses of $1.2 million and increased staffing levels were the primary factors contributing to this increase.

Investment income of $.7 million in fiscal 1997 remained essentially the same as the $.6 million earned in fiscal 1996. However, the Company's cash available for investment purposes declined significantly in the fourth quarter of fiscal 1997 due to the TIW acquisition.

The effective tax rate for fiscal 1997 of 30.7 percent was lower than the prescribed statutory tax rates primarily due to research and development credits, tax incentives available from export shipments, and non-taxable investment income.

Net income in fiscal 1997 increased 17.6 percent to $7.2 million or $1.47 per share, compared to $6.1 million or $1.32 per share for fiscal 1996. The Company's backlog of unfilled orders was $71.7 million at September 30, 1997, compared to $41.4 million at the 1996 year end.

FACTORS THAT MAY AFFECT FUTURE RESULTS AND FINANCIAL CONDITION

GENERAL

The Company's future operating results and financial condition may be affected by various trends and factors including the following: general economic conditions, including the impact of changing economic conditions; fluctuation of foreign currency exchange rates; changes in capital expenditure plans of certain international customers; rapid or unexpected technological changes; product demand and industry capacity; product development; competition; market acceptance of new products; manufacturing efficiencies; availability of

                                                                      EXHIBIT 13

certain raw materials; domestic and foreign government regulations and spending; and rising costs and availability of certain components. In addition, the Company's future operating results and financial condition may be affected by the size and timing of individual orders booked, which may also cause fluctuations in quarterly operating results.

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

FINANCIAL MARKET RISKS

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

The Company's operations located in Duisburg, Germany involve a complete operating entity. Daily operations (sales, costs and expenses, and income taxes) are conducted in its functional currency, the German mark. Should this currency as related to the U.S. dollar change in a material adverse manner, consolidated results of operations could be materially impacted. In addition, to the extent taxable income is generated by the German operations, the consolidated effective tax rate may be unfavorably impacted. The German statutory tax rate is approximately 50 percent compared to the present U.S. statutory tax rate of 34 percent on taxable income up to $10 million.

The Company's general policy is to sell products manufactured or supplied by its domestic operations in the U.S. dollar currency. Products supplied by its German operations are sold in its functional currency. The Company has one sales contract that will be performed by a domestic subsidiary where payment will be made in the European Currency Unit. The Company has in place a forward exchange hedge contract equal to approximately U.S. $.7 million. The hedge contract should minimize exposure to an unfavorable foreign currency rate change. Should the exchange rate between the two currencies suffer an adverse change of 10 percent, the effect on net income would not be material.

The Company has not suffered any material losses or adverse effects due to fluctuations in the currency exchange rate in the British pound, the Singapore dollar, or the German mark relative to the U.S. dollar.

LIQUIDITY AND CAPITAL RESOURCES

                                                                      EXHIBIT 13

Cash flows from operating activities over the past three years totaled $21.7 million, reflecting strong net income of $23.4 million, before the effect of depreciation and amortization, but partially offset by increased accounts receivable and inventories. The fiscal 1998 year-end balances in accounts receivable and inventories, compared to the prior year-end balances, increased by 9.1 percent and 13.8 percent, respectively, as a result of the 40.7 percent increase in sales achieved in fiscal 1998.

Cash of $9.0 million was invested during the last three years in new fixed asset additions. A major portion of these expenditures was made at the Company's manufacturing facility in Kilgore, Texas. In June 1997, the Company acquired TIW for approximately $7.9 million in cash and 574,349 shares of Vertex's common stock in a purchase transaction.

In fiscal 1998, the Company paid in full a $.5 million bank note associated with the TIWacquisition that was scheduled to mature in November 2000. In fiscal 1997, financing activities included a $1.1 million bank loan through the Company's German subsidiary to satisfy its working capital needs. Terms of the loan call for repayment in 24 equal monthly installments. In fiscal 1997, cash of $7.1 million was used to pay down debt assumed in the acquisition of TIW. During the three-year period ended September 30, 1998, cash of $1.5 million was used to pay debt incurred in the 1995 acquisition of Maxtech, Inc. (now known as Vertex Electronic Products, Inc.).

In June 1998, the Company adopted a plan to repurchase up to a maximum of 500,000 shares of its common stock through open market and private transactions. Shares acquired under this repurchase plan will be used to satisfy stock option plan requirements and possibly future acquisitions, although no such transaction is currently contemplated. As of September 30, 1998, 6,500 shares of stock have been purchased in the public market under this repurchase plan. In fiscal 1996, the Company purchased 26,600 shares of its common stock under a similar stock repurchase plan.

Cash of $1.4 million was generated during the past three fiscal years by sales of the Company's stock pursuant to stock-based compensation plans (refer to Note 5 of Notes to Consolidated Financial Statements for further information).

The Company's bank credit facilities include a 2.5 million German mark credit line and an unsecured domestic credit line of $20 million, consisting of $10 million for working capital advances and $10 million to support stand-by letters of credit. The German credit facility had an unpaid balance of 249,000 German marks ($150,000 U.S. dollars) at September 30, 1998 and bears interest at the rate of 4.7 percent per annum. The domestic credit facility bears interest on advances at LIBOR plus 1.5 percent and credit line fees are .25 percent annually for the unused portion. As of September 30, 1998 and 1997, no principal advances were outstanding under this domestic credit facility and issued and outstanding letters of credit totaled $4,476,000 and $272,000, respectively.

Management believes that forecasted cash flows, combined with the Company's strong financial condition and available credit lines, will be sufficient to fund operations for the foreseeable future. The Company is not aware of any demands that are likely to affect liquidity in an adverse manner.

YEAR 2000 COMPLIANCE

The Company is assessing and correcting the potential impact of the problem with computer software programs, operating systems, and equipment containing computer processing chips that are unable to properly interpret the upcoming calendar year 2000 and beyond. As this problem pertains to internal concerns, this process has involved identification, review, and updating or replacing, as necessary, in-house systems and equipment,

                                                                      EXHIBIT 13

beginning with the most significant through the least important. The costs associated with this effort have not been material and additional costs not yet incurred are expected to be immaterial to the Company.

Management believes that the Company's significant systems and equipment that can be affected by improperly recognizing the date of year 2000 and beyond are capable of operating properly and are year 2000 date compliant.

A substantial portion of the Company's products sold over the past years and those products currently being offered for sale are earth station antennas which include drive motors, feed assemblies, and other mechanical components. The function of these products is not directly affected by the changing of a calendar date. Certain other of the Company's products, such as antenna controllers, operate by the use of embedded software and vendor-supplied electronic components that may be date sensitive. The majority of these products were designed so that the calendar date changing to 2000 and beyond will not hinder or affect their performance. There are, however, a limited number of products sold in prior years that could be affected by the year 2000 problem. The Company is in the process of contacting such customers and now offers an upgrade package to properly recognize the date and remedy the problem.

In order to ascertain the full potential impact, the Company plans to distribute, collect, and evaluate questionnaires to certain customers, suppliers, and other third parties whose lack of readiness as related to year 2000 compliance could have a material adverse effect on the Company or its products. Until this effort is substantially complete, the Company will be unable to completely assess its year 2000 risks. The Company has, however, begun to develop a year 2000 contingency plan and expects it to be completed and ready for implementation by the end of the second quarter of fiscal 1999.

The foregoing discussion regarding year 2000 compliance, the Company's assessment, and the Company's state of readiness represent management's best estimate as to the reasonable steps it has taken and should take to achieve year 2000 compliance and minimize or eliminate possible related disruptions to operations. However, there can be no assurance that management's assessment of the risks and potential problems are accurate, or that its actions and planned actions will timely resolve the problems inherent with year 2000 compliance. Therefore, the Company cannot be assured that the year 2000 problem will not materially affect operations or perhaps expose the Company to third-party liability.

Certain of the preceding statements related to year 2000 compliance issues are forward-looking and actual results could vary significantly from the Company's planned and anticipated results. The Company is relying on analyses and recommendations of informed employees and third parties in making the above forward-looking statements, which may prove to be inadequate or incomplete.

                                                                      EXHIBIT 13

CONSOLIDATED INCOME STATEMENTS
Vertex Communications Corporation and Subsidiaries


Year Ended September 30,                           1998            1997            1996
                                                ----------      ----------      ----------
(In thousands, except per share amounts)

SALES                                           $  130,017      $   92,433      $   77,525

COSTS AND EXPENSES:
     Cost of sales                                  92,772          65,785          56,911
     Research and development                        5,968           3,775           3,217
     Marketing                                       6,915           5,050           4,236
     General and administrative                     10,916           7,992           5,127
                                                ----------      ----------      ----------


                                                   116,571          82,602          69,491
                                                ----------      ----------      ----------


     Operating income                               13,446           9,831           8,034
                                                ----------      ----------      ----------


OTHER INCOME (EXPENSE):

     Income from investments                           459             686             632
     Interest expense                                 (107)           (167)           (115)
                                                ----------      ----------      ----------


     Income before income taxes                     13,798          10,350           8,551
                                                ----------      ----------      ----------


PROVISION FOR INCOME TAXES                           3,712           3,175           2,451
                                                ----------      ----------      ----------


NET INCOME                                      $   10,086      $    7,175      $    6,100
                                                ==========      ==========      ==========


EARNINGS PER SHARE

     Basic                                      $     1.98      $     1.54      $     1.38
     Diluted                                          1.90            1.47            1.32
                                                ==========      ==========      ==========


WEIGHTED AVERAGE NUMBER OF
     SHARES OUTSTANDING

     Basic                                           5,105           4,645           4,434
     Diluted                                         5,308           4,878           4,612
                                                ==========      ==========      ==========

See Notes to Consolidated Financial Statements

                                                                      EXHIBIT 13

CONSOLIDATED BALANCE SHEETS
Vertex Communications Corporation and Subsidiaries


As of September 30,                                                      1998            1997
                                                                      ----------      ----------
(In thousands, except share amounts)
ASSETS
Current assets:
     Cash and cash equivalents                                        $   11,239      $    5,407
     Accounts receivable, less allowance for doubtful
         accounts of $897 and $1,254                                      39,239          35,977
     Inventories                                                          30,946          27,198
     Income tax receivable                                                  --             1,130
     Deferred income taxes                                                   270             784
                                                                      ----------      ----------


                                                                          81,694          70,496

Property and equipment:
     Land                                                                    558             558
     Buildings and improvements                                            9,161           8,554
     Equipment                                                            21,543          19,315
     Construction in progress                                                771             804
     Less: accumulated depreciation                                      (16,560)        (13,004)
                                                                      ----------      ----------


                                                                          15,473          16,227

Goodwill, net of accumulated amortization of $2,063 and $1,134            12,744          12,794
Other assets, less accumulated amortization of $1,036 and $975               860             976
                                                                      ----------      ----------


TOTAL ASSETS                                                          $  110,771      $  100,493
                                                                      ==========      ==========


LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities:
     Accounts payable                                                 $    5,987      $    7,413
     Accrued liabilities                                                  15,729          13,278
     Customers' advances                                                   3,286           3,139
     Current portion of long-term debt                                       674           1,082
                                                                      ----------      ----------


                                                                          25,676          24,912
Long-term debt                                                                59             988
Deferred income taxes                                                        826           1,103
Commitments and contingencies (Note 12) Shareholders' equity:
     Common stock, $.10 par value, 20,000,000 shares
         authorized, 5,235,751 shares issued                                 524             524
     Capital in excess of par value                                       35,030          35,107
     Retained earnings                                                    50,119          40,033
     Treasury stock, at cost, 118,073 shares and 148,813 shares           (1,491)         (1,828)

                                                                      EXHIBIT 13

     Translation adjustment                               28           (346)
                                                  ----------     ----------


                                                      84,210         73,490
                                                  ----------     ----------


TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        $  110,771     $  100,493
                                                  ==========     ==========

See Notes to Consolidated Financial Statements

                                                                      EXHIBIT 13

CONSOLIDATED STATEMENTS OF CASH FLOWS
Vertex Communications Corporation and Subsidiaries


Year Ended September 30,                                    1998          1997          1996
                                                          --------      --------      --------
(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:

     Net income                                           $ 10,086      $  7,175      $  6,100
     Adjustments to reconcile net income to net
         cash provided by operating activities:
         Depreciation and amortization                       4,546         3,109         2,728
     Changes in operating assets and liabilities,
         net of acquisitions:
         Accounts receivable                                (3,262)         (612)       (4,841)
         Inventories                                        (3,748)       (4,888)       (1,302)
         Other assets                                           55           750           (30)
         Accounts payable and accrued liabilities              784           682         2,039
         Customers' advances                                   147         1,402          (278)
         Income taxes, net                                     729          (710)        1,008
                                                          --------      --------      --------


     Net cash provided by operating activities               9,337         6,908         5,424
                                                          --------      --------      --------


CASH FLOWS FROM INVESTING ACTIVITIES:

     Purchase of property and equipment                     (2,802)       (4,088)       (2,149)
     Acquisition, net of cash acquired (Note 4)               --          (8,043)         --
                                                          --------      --------      --------


     Net cash used in investing activities                  (2,802)      (12,131)       (2,149)
                                                          --------      --------      --------


CASH FLOWS FROM FINANCING ACTIVITIES:

     Proceeds from long-term debt                             --           1,137          --
     Repayment of long-term debt                            (1,337)       (8,216)         (437)
     Purchase of treasury stock                                121)         --            (436)
     Proceeds from exercise of stock options                   381           736           246
     Other                                                     346          (370)          (95)
                                                          --------      --------      --------


     Net cash used in financing activities                    (731)       (6,713)         (722)
                                                          --------      --------      --------


     Effect of exchange rate changes on cash                    28           (53)          (27)
     Net increase (decrease) in cash and cash
         equivalents                                         5,832       (11,989)        2,526
     Cash and cash equivalents at beginning
         of year                                             5,407        17,396        14,870
                                                          --------      --------      --------


     Cash and cash equivalents at end of year             $ 11,239      $  5,407      $ 17,396
                                                          ========      ========      ========

                                                                      EXHIBIT 13

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
     Cash paid during the year for:
         Interest                                                        $     185      $     203        $      35
         Income taxes, net of refunds                                        2,706          3,787            1,443
                                                                         =========      =========        =========

See Notes to Consolidated Financial Statements

                                                                      EXHIBIT 13

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Vertex Communications Corporation and Subsidiaries


                                                        Capital in
                                            Common      Excess of     Retained     Treasury     Translation
                                            Stock       Par Value     Earnings       Stock      Adjustment      Total
                                           --------     --------      --------     --------      --------      --------
(In thousands, except share amounts)
Balance at September 30,

                                  1995     $    466     $ 24,963      $ 26,758     $ (2,700)     $    199      $ 49,686
                                           --------     --------      --------     --------      --------      --------


     Exercise of stock options
         (34,400 shares)                       --           (157)         --            403          --             246
     Purchase of treasury stock
         (26,600 shares)                       --           --            --           (436)         --            (436)
     Translation adjustment                    --           --            --           --            (122)         (122)
     Net income                                --           --           6,100         --            --           6,100
                                           --------     --------      --------     --------      --------      --------


1996                                       $    466     $ 24,806      $ 32,858     $ (2,733)     $     77      $ 55,474
                                           --------     --------      --------     --------      --------      --------


     Acquisition of TIWSystems,
         Inc. (Note 4)
         (574,349 shares)                        58       10,470          --           --            --          10,528
     Exercise of stock options
         (73,533 shares)                       --           (169)         --            905          --             736
     Translation adjustment                    --           --            --           --            (423)         (423)

     Net income                                --           --           7,175         --            --           7,175
                                           --------     --------      --------     --------      --------      --------


1997                                       $    524     $ 35,107      $ 40,033     $ (1,828)     $   (346)     $ 73,490
                                           --------     --------      --------     --------      --------      --------


     Exercise of stock options
         (37,240 shares)                       --            (77)         --            458          --             381
     Purchase of treasury stock
         (6,500 shares)                        --           --            --           (121)         --            (121)
     Translation adjustment                    --           --            --           --             374           374
     Net income                                --           --          10,086         --            --          10,086
                                           --------     --------      --------     --------      --------      --------


1998                                       $    524     $ 35,030      $ 50,119     $ (1,491)     $     28      $ 84,210
                                           ========     ========      ========     ========      ========      ========

See Notes to Consolidated Financial Statements

                                                                      EXHIBIT 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Vertex Communications Corporation and Subsidiaries

September 30, 1998

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

RECOGNITION OF REVENUES, COSTS AND EXPENSES. Revenues from sales other than long-term contracts are recognized when the earnings process has been completed. The earnings process is considered complete upon product shipment or upon completion and storage of the product, if shipment is delayed at the customer's request and related payment has been received. Service revenues are recorded when the services are rendered. Sales contracts which extend beyond one year are accounted for using the percentage of completion method. Under this method, revenues are recognized based upon costs incurred compared to total costs expected. Continual revisions of estimated total contract costs are made during the life of the contracts based on the best information available and may result in current period adjustments to contract revenues previously reported. Revenues include contract costs and related profits. Amounts billed in excess of contract costs and related profits are included in current liabilities and were $4,988,000 and $3,449,000 at September 30, 1998 and 1997, respectively. Unbilled costs and related profits included in accounts receivable at September 30, 1998 and 1997 were $14,252,000 and $14,696,000, respectively. These amounts are billed according to specific contract terms and should be collected within one year.

Sales recognized on long-term contracts and the related cost of sales were as follows:


                                     (In thousands)
                            1998           1997           1996
                           -------        -------        -------

Sales                      $51,426        $28,356        $14,099
Cost of Sales               39,619         23,640         13,138
                           =======        =======        =======


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

                                                                      EXHIBIT 13

CASH EQUIVALENTS. The Company considers cash equivalents to be liquid investments with original maturities of three months or less.

INVENTORIES. Inventories are valued at the lower of cost or market and include the cost of raw materials, labor, plant overhead, and purchased parts. Cost is determined using the first-in, first-out method. The components of inventory consisted of the following:


                                         (In thousands)
                                       1998          1997
                                     -------       -------

Raw materials                        $ 8,638       $ 8,844
Work-in-process                       15,427        13,626
Finished goods                         6,881         4,728
                                     -------       -------


                                     $30,946       $27,198
                                     =======       =======


PROPERTY AND EQUIPMENT. Property and equipment are stated at cost and are depreciated over their estimated useful lives using the straight-line method.

The estimated useful lives of buildings are 25 years and equipment are 3 to 7 years. Expenditures for maintenance and repairs are charged to expense when incurred; betterments and major renewals are capitalized.

GOODWILL. Goodwill represents the excess of purchase price over the fair market value of net assets acquired. Goodwill is being amortized on a straight-line basis over 15 years. The Company periodically reviews the carrying value of this intangible asset and will make any necessary adjustment if the related facts and circumstances suggest that its carrying value is impaired or is not recoverable. This policy is consistent with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of", which the Company adopted in October 1995.

EARNINGS PER SHARE. Effective October 1, 1997 the Company adopted SFAS No. 128, "Earnings Per Share" and all prior periods have been restated to conform with the requirements of this pronouncement. Basic earnings per share were computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share were computed by dividing net income by the sum of the weighted average number of shares outstanding and the number of equivalent shares assumed outstanding under the Company's stock-based compensation plans. The number of equivalent shares assumed outstanding were 203,000, 233,000, and 178,000 in fiscal 1998, 1997, and 1996, respectively.

CONCENTRATION OF CREDIT RISK. The Company sells its products to its customers under various payment terms such as: cash in advance, irrevocable letter of credit, and open account. These customers can generally be classified as governmental agencies, communications concerns, or other commercial entities.

Management believes no significant credit risk exists as of September 30, 1998.

RECLASSIFICATIONS. Certain prior year amounts have been reclassified in order to conform with the current year presentation.

                                                                      EXHIBIT 13

STOCK-BASED COMPENSATION. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" requires certain disclosures for stock-based compensation awards and permits companies to continue to follow the intrinsic value method of accounting as prescribed by APB No. 25, "Accounting for Stock Issued to Employees". Accordingly, the Company follows APB No. 25 to account for its stock-based compensation awards.

NEW ACCOUNTING STANDARDS. In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" and No. 131, "Disclosure About Segments of an Enterprise and Related Information". SFAS No. 130 establishes standards for reporting and the display of "comprehensive income" which is the total of net income and all other nonowner changes in equity. SFAS No. 131 establishes standards for the way that a public enterprise reports certain information about its operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. The Company will adopt these new standards in fiscal 1999. Implementation is not expected to have a material effect on the Company's financial statements.

2. ACCRUED LIABILITIES

Accrued liabilities were comprised of the following:


                                         (In thousands)
                                       1998          1997
                                     -------       -------

Accrued compensation                 $ 4,302       $ 3,606
Income taxes payable                     691         1,329
Warranty                               1,343         1,052
Amounts billed in excess
  of costs                             4,988         3,449
Employee benefit costs                   613           705
Taxes other than income                1,008           684
Other                                  2,784         2,453
                                     -------       -------


                                     $15,729       $13,278
                                     =======       =======


3. FOREIGN OPERATIONS

Financial information relating to the Company's foreign operations is shown below:

                                                                      EXHIBIT 13

                                               (In thousands)
                                        1998        1997        1996
                                       -------     -------     -------
Sales to unaffiliated customers        $ 9,403     $ 5,881     $ 3,918
Transfers between geographic areas        --           106       1,360
Operating income (loss)                    577          91        (306)
Identifiable assets                      5,933       4,034       3,703

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

4. ACQUISITION

Effective June 11, 1997, the Company acquired all of the outstanding common stock of TIW Systems, Inc. (TIW), a California corporation engaged in design and manufacture of products principally used in the satellite communications industry, for cash of $7.9 million, 574,349 shares of the Company's common stock and $500,000 of direct acquisition costs. The acquisition was accounted for under the purchase method of accounting. The excess of purchase price over the fair value of assets acquired of $8.5 million is being amortized over 15 years using the straight-line method. The purchase price was allocated on the basis of the estimated fair value of the assets acquired and liabilities assumed as follows:


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

The following unaudited pro forma information presents the consolidated results of operations as if the effective date of the acquisition occurred on the beginning of each of the periods presented after giving effect to certain adjustments which include amortization of goodwill, reduction of investment income, issuance of common stock, and the related tax effects. The pro forma information does not purport to be indicative of the results that would have been obtained if the acquisition had been effected as of the dates indicated above or that may be obtained in the future.

                                                                      EXHIBIT 13


                                   (In thousands, except per share amounts)
                                          1997                      1996
                                        --------                  --------

Sales                                   $115,563                  $118,857
Net income                                 5,333                     4,076
Diluted earnings per share                  1.01                       .79


5. STOCK-BASED COMPENSATION PLANS

Pursuant to the Company's stock option plans, options to purchase its common stock were granted to certain officers, directors, and key employees. These plans provide for granting of options at a price not less than fair market value of the stock on the date of grant. Options issued vest over a five-year period with one-fifth of the options becoming exercisable one year after grant, on a cumulative basis, and expire seven to ten years after grant. At September 30, 1998, 214,000 options remained available for grant.

At September 30, 1998, 1997, and 1996, options to purchase 299,060, 217,766, and 190,420 shares, respectively, were vested and could be exercised. The outstanding stock options at September 30, 1998 had a weighted average remaining contractual life of six years with option prices ranging from $7.38 to $25.38 per share.

As of September 30, 1998, 1997, and 1996, the weighted average exercise price of the exercisable options at those dates was $12.42, $9.92, and $10.10, respectively.


                                     Options                Weighted Average Exercise Price
                                   ----------               -------------------------------

Outstanding at 10/1/95                537,500                          $    10.61
Granted                                50,000                               15.25
Exercised                             (34,400)                               7.14
Cancelled                             (22,600)                              13.54
                                   ----------                          ----------


Outstanding at 9/30/96                530,500                               11.06
Granted                                35,000                               19.79
Exercised                             (73,533)                              10.02
Cancelled                             (28,200)                              12.74
                                   ----------                          ----------


Outstanding at 9/30/97                463,767                               12.10
Granted                                30,000                               24.67
Exercised                             (37,240)                              10.22
Cancelled                              (5,400)                              13.08
                                   ----------                          ----------


Outstanding at 9/30/98                451,127                               13.08
                                   ==========                          ==========


As discussed in Note 1, the Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123) "Accounting for Stock-Based Compensation". Under SFAS 123, the fair value of stock-based compensation grants was calculated for the above discussed plans based on

                                                                      EXHIBIT 13

the fair value at grant date for awards made since October 1, 1995 by using the Black-Scholes option-pricing model with certain assumptions.
The assumptions used were as follows:


                                1998          1997            1996
                              -------       -------          -------

Risk free interest rate         5.89%         5.77%            5.77%
Expected term                 4 years       4 years          4 years
Expected volatility               32%           38%              38%
Dividend yield                      0             0                0


The weighted-average fair value of options granted under these plans in fiscal 1998, 1997, and 1996 was $8.52, $7.50, and $5.78, respectively. Based upon the foregoing factors, had the computed fair value of the options granted in fiscal 1998, 1997, and 1996 been amortized to expense, pro forma net income for those years would not have been materially different from actual net income reported.

6. LONG-TERM DEBT AND CREDIT LINES

In December 1996, the Company borrowed 2 million German marks under a 2.5 million mark bank credit line through its German subsidiary. The debt is being repaid in 24 equal monthly installments plus accrued interest charged at 4.7 percent per annum.

The Company maintains unsecured bank lines of credit for $20 million which include a $10 million sub-limit for issuance of stand-by letters of credit. The credit lines require the Company to maintain certain financial ratios.

Principal advances bear interest at LIBOR plus 1.5 percent and unused credit line fees are .25 percent annually. As of September 30, 1998 and 1997, no principal advances were outstanding and issued stand-by letters of credit totaled $4,476,000 and $272,000, respectively.

As part of the purchase price of Maxtech, Inc. in 1995, the Company incurred four-year unsecured promissory notes in aggregate principal sum of $1,750,000. The notes are payable annually in four equal principal payments, including accrued interest at 7.92 percent per annum with the initial payment beginning October 1, 1995.

Long-term debt as of September 30, 1998 and 1997 was as follows:


                                                               1998        1997
                                                             --------   ----------
Installment loan payable to bank in monthly
     installments of $50,000 (83,000 German marks)           $150,000   $  717,000
Promissory notes payable to Maxtech selling shareholders
     due October 1, 1997 and October 1, 1998
     plus accrued interest                                    302,000      604,000
Bank note payable                                                --        495,000
Capital lease obligations (see note 12)                       281,000      254,000
                                                             --------   ----------
                                                              733,000    2,070,000
Less current maturities                                       674,000    1,082,000
                                                             --------   ----------
                                                             $ 59,000   $  988,000
                                                             ========   ==========

                                                                      EXHIBIT 13


7. INCOME TAXES

The Company utilizes the asset and liability method of accounting for income taxes.

Deferred income taxes are a result of certain income and expense items recognized in different periods for financial reporting and tax reporting purposes.

The differences between the prescribed statutory income tax rates and the Company's effective income tax rates were as follows:


                                                                 1998              1997            1996
                                                               --------          --------        --------

Federal statutory rate                                           34.0%             34.0%           34.0%
State income taxes, net of federal benefit                         .9               1.4            --
Effect of nontaxable investment income                            (.2)             (1.2)           (1.6)
Benefit from nontaxable FSC income                               (5.6)             (3.4)           (3.5)
Tax benefit from increased R&D activity                          (1.2)             (1.8)            (.3)
Foreign tax adjustment                                             .8                .4             (.4)
Other, net                                                       (1.8)              1.3              .5
                                                               --------          --------        --------


                                                                 26.9%             30.7%           28.7%
                                                               ========          ========        ========


Income (loss) before income taxes from foreign operations was $578,000, $63,000, and ($406,000) in fiscal 1998, 1997, and 1996, respectively. Income before income taxes from domestic operations was $13,220,000, $10,287,000, and $8,957,000 in fiscal 1998, 1997, and 1996, respectively.

The provision for income taxes consists of the following significant components:

                                                                      EXHIBIT 13

                                                 (In thousands)
                                           1998        1997        1996
                                         -------     -------      -------
Current:
  Federal                                $ 2,789     $ 3,066      $ 2,632
  Foreign                                    416          33           36
  State                                      270         220            5
                                         -------     -------      -------

Total Current                              3,475       3,319        2,673
                                         -------     -------      -------

Total Deferred                               237        (144)        (222)
                                         -------     -------      -------


Total provision for income taxes         $ 3,712     $ 3,175      $ 2,451
                                         =======     =======      =======


The table below shows the components of deferred income taxes:


                                                      (In thousands)
                                             1998          1997          1996
                                           --------      --------      --------
Deferred tax assets:
  Accrued liabilities and reserves         $  1,825      $  1,940      $  1,073
  Other                                          41           293           309
                                           --------      --------      --------


Deferred tax liabilities:
  Property and equipment                       (826)         (896)         (827)
  Revenue recognition differences            (1,596)       (1,449)       (1,433)
  Other                                        --            (207)         (124)
                                           --------      --------      --------


Net deferred tax liability                 $   (556)     $   (319)     $ (1,002)
                                           ========      ========      ========


8.  EMPLOYEE BENEFIT PLANS

The Company sponsors a defined contribution retirement plan which covers a majority of its domestic employees. Contributions to the plan are discretionary as determined by the Board of Directors. The Company's contributions to the plan for fiscal years 1998, 1997, and 1996 were $510,000, $290,000, and $184,000, respectively.

The Company has an employee stock bonus plan that was formed by TIW in 1989 as an employee stock ownership plan for the benefit of eligible employees. No contributions were made to the plan by the Company since the acquisition of TIW and the plan continues to maintain assets belonging to those eligible employees in accordance with plan guidelines. The Company is not required nor does it intend to make future contributions to the plan.

The Company has certain cash incentive compensation plans which are based upon actual results of operations compared to planned results. The Management Incentive Compensation Plans' participants are key employees and officers, but not outside directors. Compensation under these plans was $1,927,000, $1,066,000, and $1,295,000 for fiscal 1998, 1997, and 1996, respectively. The
Employee Profit Sharing Bonus Plans' participants

                                                                      EXHIBIT 13

include a majority of the Company's employees except participants in a management incentive compensation plan. Compensation under these plans was $185,000, $238,000, and $280,000 for fiscal 1998, 1997, and 1996, respectively.

9.  RELATED PARTY TRANSACTIONS

A shareholder and member of the Board of Directors is a shareholder in a firm retained by the Company for legal counsel. The Company paid fees to his firm during the years ended September 30, 1998, 1997, and 1996 of $446,000, $541,000,
and $121,000, respectively.

10. SALES AND INDUSTRY SEGMENT INFORMATION

No single customer accounted for 10 percent or more of total sales in fiscal 1998 or fiscal 1997. Sales to one customer were 12 percent of total sales in fiscal 1996.

Export sales were 59 percent, 56 percent, and 59 percent in fiscal 1998, 1997, and 1996, respectively, of total sales.

Sales in Western Europe were 14 percent, 14 percent, and 19 percent, of total sales in fiscal 1998, 1997, and 1996, respectively. Sales in the Middle East were 10 percent of total sales in fiscal 1996. Sales in Asian countries were 20 percent, 21 percent, and 18 percent of total sales in fiscal 1998, 1997, and 1996, respectively.

The Company operates primarily in a single industry segment, as a manufacturer and supplier of microwave antennas and related equipment.

11. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                            (In thousands, except per share amounts)
                                                      1998 Fiscal Quarters
                                          First        Second       Third        Fourth
                                         --------     --------     --------     --------

Sales                                    $ 30,779     $ 31,500     $ 35,603     $ 32,135
Gross Profit                                9,119        9,554        9,726        8,846
Net Income                                  2,353        2,447        2,607        2,679
Diluted Earnings Per Share                    .44          .46          .49          .51
                                         --------     --------     --------     --------


                                                      1997 Fiscal Quarters
                                           First       Second       Third        Fourth
                                         --------     --------     --------     --------


Sales                                    $ 19,680     $ 20,436     $ 23,266       29,051
Gross Profit                                5,391        5,934        6,626        8,697
Net Income                                  1,525        1,694        1,861        2,095
Diluted Earnings Per Share                    .33          .36          .38          .40
                                         --------     --------     --------     --------

                                                                      EXHIBIT 13

12. COMMITMENTS AND CONTINGENCIES

The Company rents certain equipment and facilities under operating leases. Rent expense under these leases for fiscal 1998, 1997, and 1996 was $1,231,000, $767,000, and $641,000, respectively.

Certain items of equipment are subject to capital leases. As of September 30, 1998, $698,000 ($321,000 net) of such leased equipment was included in property and equipment.

Below are the future payments due under these lease obligations and the amounts of rental income due to be received under subleases as of September 30, 1998.

                                           Operating        Capital
Fiscal Year                                  Leases         Leases
                                           ----------     ----------
1999                                       $1,233,000     $  236,000
2000                                        1,028,000         21,000
2001                                          921,000         21,000
2002                                          823,000         21,000
2003                                          721,000         10,000
Thereafter                                    396,000              0
                                           ----------     ----------


                                           $5,122,000     $  309,000
                                           ----------     ----------


Less: Sublease income                         262,000           --
Amount representing interest                     --           28,000
                                           ----------     ----------


                                           $4,860,000     $  281,000
                                           ==========     ==========


The Company indemnifies its directors and officers, but does not maintain directors' and officers' liability insurance. No claims against directors or officers have been asserted.

                                                                      EXHIBIT 13

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Vertex Communications Corporation:

We have audited the accompanying consolidated balance sheets of Vertex Communications Corporation (a Texas Corporation) and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of income, cash flows, and shareholders' equity for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vertex Communications Corporation and subsidiaries as of September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.


                               Arthur Andersen LLP

Dallas, Texas
    October 23, 1998

                                                                      EXHIBIT 13

MARKET FOR COMMON STOCK

The Company's common stock is traded on The Nasdaq Stock Market (National Market System) under the symbol VTEX. At December 4, 1998, there were approximately 2,000 holders of record of Vertex's common stock. The table below sets forth, for the periods indicated, the high and low sales prices of the Company's common stock, as reported by The Nasdaq Stock Market.


Quarter Ended           High          Low            Quarter Ended           High       Low
-------------           ----          ---            -------------           ----       ---

September 30, 1998       $24          $18            September 30, 1997      $26 1/4    $24 1/8
July 3, 1998              26 5/8       21 1/2        June 30, 1997            27 1/4     20 7/8
April 3, 1998             26 5/8       24 1/4        March 28, 1997           23 1/2     19 3/4
January 2, 1998           26           23            December 27, 1997        18 3/4     16 1/4

The Company has never declared nor paid a cash dividend on its common stock and does not expect that dividends will be declared or paid in the foreseeable future. The Company currently intends to retain all of its available funds for the operation and expansion of its business.