Form 10-K405, Exhibit 13
period 1999-09-30
VERTEX COMMUNICATIONS CORP /TX/
filed 1999-12-22
CIK 780416

                        VERTEX COMMUNICATIONS CORPORATION

                                   EXHIBIT 13
                                       TO
                           ANNUAL REPORT ON FORM 10-K
                     For Fiscal Year ended September 30,1999

                          ANNUAL REPORT TO SHAREHOLDERS

               VERTEX COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                                      EXHIBIT 13



SELECTED FINANCIAL DATA

Year Ended September 30,                         1999         1998        1997        1996        1995
                                               ---------    ---------   ---------   ---------   ---------
(In thousands, except per share amounts)
Sales                                          $ 116,936    $ 130,017   $  92,433   $  77,525   $  65,024
Costs and expenses                               125,784      116,571      82,602      69,491      58,547
Income (loss) before income taxes                 (8,433)      13,798      10,350       8,551       7,015
Net income (loss)                                 (6,721)      10,086       7,175       6,100       5,195
Diluted earnings (loss)per share                   (1.32)        1.90        1.47        1.32        1.12
                                               ---------    ---------   ---------   ---------   ---------

Working capital                                $  55,414    $  56,018   $  45,584   $  39,484   $  33,396
Long-term debt                                        44           59         988         875       1,312
Total assets                                     103,131      110,771     100,493      71,974      63,854
Total liabilities                                 26,499       26,561      27,003      16,500      14,168
Total shareholders' equity                        76,632       84,210      73,490      55,474      49,686
                                               ---------    ---------   ---------   ---------   ---------

Orders booked                                  $ 132,556    $ 132,338   $ 122,702   $  74,770   $  79,132
Backlog of unfilled orders                        89,589       73,971      71,650      41,381      44,136
                                               ---------    ---------   ---------   ---------   ---------

No cash dividends have been declared or paid

               VERTEX COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                                      EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The Company operates in two business segments-Antenna and Electronics. The Antenna business segment provides customers with earth station antennas and related products while the Electronics business segment supplies customers with solid-state power amplifiers, radio frequency conversion products, and digital communications electronic products.

In fiscal 1997, the Company acquired TIW Systems, Inc. (TIW). Subsequent to the acquisition, management divided TIW into two separate business units-Vertex Satcom Systems, Inc. (Vertex Satcom) and Vertex Antenna Systems, LLC (VAS)-that would operate within each separate business segment. Vertex Satcom is engaged in providing electronic networking products and VAS provides customers with full-motion earth station antennas and related antenna products.

In the third quarter of fiscal 1999, management announced its intentions to abandon ongoing efforts to offer certain antenna components and electronic single-channel processing equipment which utilizes Time Division Multiple Access technology due to the Company's inability to sell these products at a profit and unacceptable future prospects. As a result, the Company recorded a special charge of $9.5 million, consisting of Vertex Satcom goodwill impairment of $4.8 million and the write-off of obsolete inventory and other costs associated with the decision to exit the networking systems business. In the fourth quarter of fiscal 1999, the Company recorded an additional $1 million reserve for inventory believed to be obsolete.

RESULTS OF OPERATIONS

FISCAL 1999 COMPARED TO FISCAL 1998

Consolidated sales of $116.9 million in fiscal 1999 declined by $13.1 million, or 10.1 percent, compared to sales of $130 million in fiscal 1998 primarily due to lower foreign sales and substantially lower sales of electronic networking products. A large part of the sales reduction was attributable to the Company's Electronics segment where its external sales in fiscal 1999 were $9.2 million, or 30.6 percent, less than fiscal 1998's external sales. Lower fiscal 1999 sales in this segment were mainly a result of intense competition and lack of customers' acceptance of products offered by our Vertex Satcom unit. Sales in the Antenna segment declined by $3.9 million, or 3.9 percent, from fiscal 1998 sales due to receipt of certain large nonrecurring orders late in fiscal 1999 that are scheduled for shipment in fiscal 2000.

Cost of sales expressed as a percent of sales increased from 71.4 percent in fiscal 1998 to 79.8 percent in fiscal 1999. Approximately half of the cost increase was due to the special charge of $5.7 million for obsolete inventory, while the remainder of the cost increase was due to sales price reductions resulting from competitive pricing pressures in the marketplace. Research and development spending of $6.6 million in fiscal 1999 increased by $.6 million, or
10.6 percent, over the comparable prior year's spending due to increased product development. The Company has developed three sizes of bolt-together antennas designed to eliminate the need for field optical alignment with resulting lower cost to the customer. The Company's 9.3-meter, 6.3-meter and 4.8-meter antenna designs are completed and orders are being

               VERTEX COMMUNICATIONS CORPORATION AND SUBSIDIARIES
                                                                      EXHIBIT 13

received for these products. The Company is developing a wideband feed system specifically designed for use with the next generation satellites.

Marketing expenses were $10.5 million in fiscal 1999 compared to $6.9 million in fiscal 1998. The $3.6 million, or 51.8 percent, increase in spending was principally caused by management reassigning certain engineering personnel to marketing functions and the addition of new employees. Higher advertising costs and increased travel also contributed to the incremental increase in marketing expenses in fiscal 1999.

General and administrative expenses in fiscal 1999 of $10.6 million decreased by
3.2 percent from the prior year $10.9 million as a result of lower cash incentive compensation paid to certain employees.

In fiscal 1999, the Company recorded a $4.8 million charge as impairment of goodwill because management concluded that the carrying value of goodwill associated with Vertex Satcom was not recoverable.

In fiscal 1999, the Company recognized an income tax benefit due to the loss generated by operations. The differences between the effective tax rate and statutory tax rate were mainly a result of goodwill impairment and amortization which is not deductible, and higher foreign tax rates which were partially offset by the favorable effect from tax incentives available from export shipments.

The Company concluded fiscal 1999 with a net loss of $6.7 million compared to net income of $10.1 million in fiscal 1998. The loss was caused by the above factors, inclusive of $10.5 million of special charges.

The Company ended fiscal 1999 with an unfilled order backlog of $89.6 million, an increase of 21.1 percent from order backlog of $74 million one year earlier. Management is encouraged by the level and content of the current order backlog and believes that the Company's profit margins should show modest improvement in future periods. The Company believes that its consistent investment in the development of Ka- and Ku-band products should yield favorable future results in terms of added market share and enhanced profitability.

FISCAL 1998 COMPARED TO FISCAL 1997

Record consolidated sales in fiscal 1998 of $130 million increased by $37.6 million, or 40.7 percent, compared to sales of $92.4 million in fiscal 1997. The sales increase, in total and within each business segment, was primarily attributable to the acquisition of TIW in June of 1997. (TIW was reorganized in early fiscal 1999 into two entities, Vertex Satcom and VAS.) Cost of sales expressed as a percentage of sales of 71.4 percent in fiscal 1998 remained essentially unchanged when compared to 71.2 percent in fiscal 1997.

Research and development spending was $6 million in fiscal 1998, or $2.2 million (58.1 percent) greater than in fiscal 1997, mainly due to the acquisition of TIW and, to a lesser extent, certain developmental work on a small antenna product line. Marketing expenses of $6.9 million in fiscal 1998 increased by $1.9 million, or 36.9 percent, compared to $5.1 million in fiscal 1997, due to the inclusion of TIW operating results in all of fiscal 1998 (fiscal 1997 consolidated operating results reflect the inclusion of TIW since the date of acquisition) and increased staffing levels. General and administrative expenses increased by

               VERTEX COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                                      EXHIBIT 13


$2.9 million, or 36.6 percent, in fiscal 1998 over fiscal 1997, primarily as a result of the acquisition of TIW.

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

The Company's backlog of unfilled orders was $74 million at September 30, 1998, an increase of 3.2 percent over the $71.7 million at the 1997 year end.

FACTORS THAT MAY AFFECT FUTURE RESULTS AND FINANCIAL CONDITION

GENERAL

The Company's future operating results and financial condition may be affected by various trends and factors including the following: general economic conditions, including the impact of changing economic conditions; fluctuation of foreign currency exchange rates; changes in capital expenditure plans of certain international customers; rapid or unexpected technological changes; product demand and industry capacity; product development; competition; market acceptance of new products; manufacturing efficiencies; availability of certain raw materials; domestic and foreign government regulations and spending; and rising costs and availability of certain components. In addition, the Company's future operating results and financial condition may be affected by the size and timing of individual orders booked, which may also cause fluctuations in quarterly operating results.

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

               VERTEX COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                                      EXHIBIT 13


FINANCIAL MARKET RISKS

The Company maintains two foreign sales offices and operates a foreign subsidiary which are subject to the effects of fluctuations in foreign currency exchange rates. The sales offices are located in England and Singapore. Should the British pound currency or the Singapore dollar currency, as related to the U.S. dollar, turn materially unfavorable, the Company's marketing expenses could increase accordingly.

The Company's operations located in Duisburg, Germany involve a complete operating entity. Daily operations (sales, costs and expenses, and income taxes) are conducted in its functional currency, the German mark. Should this currency, as related to the U.S. dollar, change in a material adverse manner, consolidated results of operations could be materially impacted. In addition, to the extent taxable income is generated by the German operations, the consolidated effective tax rate may be unfavorably impacted. The German statutory tax rate is approximately 50 percent compared to the present U.S. statutory tax rate of 34 percent on taxable income up to $10 million.

The Company's general policy is to sell products manufactured or supplied by its domestic operations in the U.S. dollar currency. Products supplied by its German operations are sold in its functional currency. The Company has one sales contract that will be performed by a domestic subsidiary where payment will be made in the European Currency Unit. As of September 30, 1999, the Company has in place a forward exchange hedge contract equal to approximately U.S. $.3 million. The hedge contract should minimize exposure to an unfavorable foreign currency rate change. Should the exchange rate between the two currencies suffer an adverse change of 10 percent, the effect on net income would not be material.

The Company has not suffered any material losses or adverse effects due to fluctuations in the currency exchange rate in the British pound, the Singapore dollar, or the German mark relative to the U.S. dollar.

LIQUIDITY AND CAPITAL RESOURCES

Operating activities in fiscal 1999 provided $15 million of cash mainly due to substantial decreases in accounts receivable, inventories, and the positive effect of the add-back of depreciation and amortization. Cash flow was negatively impacted by both the net loss of $6.7 million and net change in the income tax accounts of $4 million. The levels of inventories and accounts receivable from the end of fiscal 1999, compared to the end of fiscal 1998, decreased by approximately 19 percent and 23 percent, respectively. The decline in inventories was caused by lower stocking levels required to support lower sales volume, write-off of obsolete inventory during the third quarter restructuring, and inclusion of a $1 million obsolete inventory provision related to the planned sale or closure of Vertex Satcom. Accounts receivable were lower as a result of lower sales volume in fiscal 1999, compared to the prior year, and favorable collections of customer accounts.

Operating activities in fiscal 1998 and 1997 generated $16.2 million primarily because of strong net income of $17.3 million and the favorable effect of depreciation and amortization of $7.7 million, which were partially offset by increased inventories and accounts receivable totaling $12.5 million.

Cash of $9 million was invested during the last three years in fixed asset additions. A major portion of these expenditures was made at the Company's manufacturing facility in Kilgore, Texas. In June 1997, the Company acquired TIW for approximately $7.9 million in cash and 574,349 shares of Vertex common stock in a purchase transaction.

               VERTEX COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                                      EXHIBIT 13

The Company used $2.2 million of cash in the three years ended September 30, 1999 to pay debt incurred in the 1995 acquisition of Vertex Electronic Products, Inc. (formerly known as Maxtech, Inc.). Cash of $1.3 million was used in fiscal 1999 and 1998 to repurchase the Company's common stock in the public markets pursuant to a stock repurchase plan approved by the Board of Directors.

In fiscal 1998, the Company paid in full a $.5 million bank note associated with the TIW acquisition that was scheduled to mature in November 2000. In fiscal 1997, financing activities included a $1.1 million bank loan through the Company's German subsidiary to satisfy its working capital needs. The loan was repaid in 24 equal monthly installments. In fiscal 1997, cash of $7.1 million was used to pay down debt assumed in the acquisition of TIW.

Cash of $1.7 million was generated during the past three fiscal years by sales of the Company's stock pursuant to stock-based compensation plans (refer to Note 5 of Notes to Consolidated Financial Statements for further information).

The Company's bank credit facilities include a .5 million German mark credit line and an unsecured domestic credit line of $20 million, consisting of $10 million for working capital advances and $10 million to support stand-by letters of credit. The domestic credit facility bears interest on advances at LIBOR plus
1.5 percent and credit line fees are .25 percent annually for the unused portion. As of September 30, 1999 and 1998, no principal advances were outstanding under the Company's credit facilities and issued and outstanding letters of credit totaled $4,648,000 and $4,476,000, respectively.

Management believes that forecasted cash flows, combined with the Company's strong financial condition and available credit lines, will be sufficient to fund operations for the foreseeable future. The Company is not aware of any demands that are likely to affect liquidity in an adverse manner. As of September 30, 1999, the Company had no material commitments outstanding for capital expenditures.

YEAR 2000 COMPLIANCE

The Company is assessing and correcting the potential impact of the problem with computer software programs, operating systems, and equipment containing computer processing chips that are unable to properly interpret the upcoming calendar year 2000 and beyond. As this problem pertains to internal concerns, this process has involved identification, review, and updating or replacing, as necessary, in-house systems and equipment, beginning with the most significant through the least important. The costs associated with this effort have not been material and additional costs not yet incurred are expected to be immaterial to the Company.

Management believes that the Company's significant systems and equipment that can be affected by improperly recognizing the date of year 2000 and beyond are capable of operating properly and are year 2000 date compliant.

A substantial portion of the Company's products sold over the past years and those products currently being offered for sale are earth station antennas which include drive motors, feed assemblies, and other mechanical and electronic components. The function of these products is not directly affected by the changing of a calendar date. Certain other of the Company's products, such as antenna controllers, operate by the use of embedded software and vendor-supplied electronic components that may be date sensitive.

               VERTEX COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                                      EXHIBIT 13

The majority of these products were designed so that the calendar date changing to 2000 and beyond will not hinder or affect their performance. There are, however, a limited number of products sold in prior years that could be affected by the year 2000 problem. The Company has been and is in the process of contacting such customers and now offers an upgrade package to properly recognize the date and remedy the problem.

The Company has sent questionnaires to certain third parties whose lack of readiness could have an adverse material effect on the Company or its products. Management has been collecting and evaluating the questionnaire responses. Based upon those responses received to date, respondents assert that they are year 2000 compliant or they believe they will be timely compliant. The Company continues to receive and evaluate third party responses and follow-up with those third parties who have not responded.

Management has been and is currently expending efforts towards developing a contingency plan which contemplates temporary measures to alleviate disruption from year 2000 related failures, either from internal or from external sources. Central to development of a contingency plan is the identification of significant risks and related potential impact from year 2000 perceived failures. The Company has not yet identified any such significant risks and consequently has not developed a comprehensive year 2000 contingency plan. In addition, management does not believe it is possible to ascertain all aspects of the year 2000 problem that may affect the Company, including those related to efforts or readiness of customers, suppliers, or other third parties. Management, however, is committed to pursuing reasonable means to minimize the Company's exposure. Should the Company identify a significant risk related to a year 2000 predicted failure, management intends to develop a contingency plan in order to eliminate or minimize the effect on the Company.

The foregoing discussion regarding year 2000 compliance represents management's best estimate regarding the Company's state of readiness and the reasonable steps it has taken and should take to achieve year 2000 compliance in order to minimize or eliminate possible related disruptions to operations. However, there can be no assurance that management's assessment of the risks and potential problems are accurate, or that its actions and planned actions will timely resolve the problems inherent with year 2000 compliance. Therefore, management cannot be assured that the year 2000 problem will not materially affect operations or perhaps expose the Company to third party liability. Certain of the preceding statements related to year 2000 compliance issues are forward-looking and actual results could vary significantly from the Company's planned or anticipated results. The Company is relying on analysis and recommendations from informed employees and third parties in making the above forward-looking statements, which may prove to be inadequate or incomplete.

SUBSEQUENT EVENT

On November 12, 1999, the Company announced that it had entered into a definitive merger agreement with TriPoint Global Communications, Inc. (TriPoint) of Gastonia, North Carolina. Under the agreement, TriPoint will acquire the Company for $22.00 per share or aggregate consideration of approximately $128 million. Pursuant to the agreement, on November 18, 1999, TriPoint initiated a cash tender offer for all of the Company's outstanding common stock, including outstanding stock options, which is expected to be followed by a second-step merger with the Company. There can be no assurances that Tripoint's tender offer for the Company's outstanding shares will be successful or that the merger will be consummated.

The consummation of the merger agreement is dependent upon, among other conditions, certain government regulatory clearances. Assuming these required regulatory clearances are received, the

               VERTEX COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                                      EXHIBIT 13


Company anticipates the acquisition will be completed in February, 2000. If the merger agreement is terminated by the Company under certain circumstances specified in the agreement, the Company would be obligated to pay a termination fee of $3.8 million. Management does not expect to terminate the agreement, therefore no provision has been made in the Company's financial statements related to the termination fee.

               VERTEX COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                                      EXHIBIT 13


CONSOLIDATED INCOME STATEMENTS

Year Ended September 30,                           1999          1998        1997
                                                 ---------    ---------    ---------
(In thousands, except per share amounts)
SALES                                            $ 116,936    $ 130,017    $  92,433

COSTS AND EXPENSES:
     Cost of sales                                  93,321       92,772       65,785
     Research and development                        6,600        5,968        3,775
     Marketing                                      10,496        6,915        5,050
     General and administrative                     10,567       10,916        7,992
     Impairment of goodwill                          4,800           --           --
                                                 ---------    ---------    ---------
                                                   125,784      116,571       82,602
                                                 ---------    ---------    ---------

     Operating income (loss)                        (8,848)      13,446        9,831

OTHER INCOME (EXPENSE):

     Income from investments                           533          459          686
     Interest expense                                 (118)        (107)        (167)
                                                 ---------    ---------    ---------
     Income (loss) before income taxes              (8,433)      13,798       10,350

PROVISION (BENEFIT) FOR INCOME TAXES                (1,712)       3,712        3,175
                                                 ---------    ---------    ---------


NET INCOME (LOSS)                                $  (6,721)   $  10,086    $   7,175
                                                 =========    =========    =========

EARNINGS (LOSS)PER SHARE

     Basic                                       $   (1.32)   $    1.98    $    1.54
     Diluted                                         (1.32)        1.90         1.47
                                                 =========    =========    =========
WEIGHTED AVERAGE NUMBER OF
     SHARES OUTSTANDING

     Basic                                           5,096        5,105        4,645
     Diluted                                         5,096        5,308        4,878
                                                 =========    =========    =========

See Notes to Consolidated Financial Statements

               VERTEX COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                                      EXHIBIT 13


 CONSOLIDATED BALANCE SHEETS

As of September 30,                                                 1999         1998
                                                                 ---------    ---------
(In thousands, except share amounts)
ASSETS
Current assets:
     Cash and cash equivalents                                   $  21,824    $  11,239
     Accounts receivable, less allowance for doubtful
         accounts of $950 and $897                                  30,219       39,239
     Inventories                                                    25,151       30,946
     Income tax receivable                                           2,993         --
     Deferred income taxes                                           1,704          270
                                                                 ---------    ---------

                                                                    81,891       81,694
                                                                 ---------    ---------

Property and equipment:
     Land                                                              558          558
     Buildings and improvements                                      9,135        9,161
     Equipment                                                      23,577       21,543
     Construction in progress                                          483          771
         Less: accumulated depreciation                            (19,611)     (16,560)
                                                                 ---------    ---------

                                                                    14,142       15,473
                                                                 ---------    ---------

Goodwill, net of accumulated amortization of $7,775 and $2,063       7,032       12,744
Other assets                                                         1,071          860
                                                                 ---------    ---------

TOTAL ASSETS                                                     $ 104,136    $ 110,771
                                                                 =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities:
     Accounts payable                                            $   4,421    $   5,987
     Accrued liabilities                                            18,322       15,729
     Customers' advances                                             3,981        3,286
     Current portion of long-term debt                                  17          674
                                                                 ---------    ---------

                                                                    26,741       25,676
                                                                 ---------    ---------

Long-term debt                                                          44           59
Deferred income taxes                                                  719          826
Commitments and contingencies (Note 12) Shareholders' equity:
     Common stock, $.10 par value, 20,000,000 shares
         authorized, 5,235,751 shares issued                           524          524
     Capital in excess of par value                                 34,780       35,030
     Retained earnings                                              43,398       50,119
     Treasury stock, at cost, 119,437 and 118,073 shares in
         1999 and 1998, respectively                                (1,704)      (1,491)


     Translation adjustment                                           (366)          28
                                                                 ---------    ---------

                                                                    76,632       84,210
                                                                 ---------    ---------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       $ 104,136    $ 110,771
                                                                 =========    =========

See Notes to Consolidated Financial Statements

               VERTEX COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                                      EXHIBIT 13

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended September 30,                                         1999        1998        1997
                                                               --------    --------    --------
(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:

     Net income (loss)                                         $ (6,721)   $ 10,086    $  7,175
     Adjustments to reconcile net income to net
         cash provided by operating activities:
         Depreciation, amortization, and goodwill impairment      8,998       4,546       3,109
     Changes in operating assets and liabilities,
         net of acquisitions:
         Accounts receivable                                      9,020      (3,262)       (612)
         Inventories                                              5,795      (3,748)     (4,888)
         Other assets                                              (211)         55         750
         Accounts payable and accrued liabilities                 1,328         784         682
         Customers' advances                                        695         147       1,402
         Income taxes, net                                       (3,956)        729        (710)
                                                               --------    --------    --------

     Net cash provided by operating activities                   14,948       9,337       6,908
                                                               --------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:

     Purchase of property and equipment                          (2,115)     (2,802)     (4,088)
     Acquisition, net of cash acquired (Note 4)                    --          --        (8,043)
                                                               --------    --------    --------

     Net cash used in investing activities                       (2,115)     (2,802)    (12,131)
                                                               --------    --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:

     Proceeds from long-term debt                                  --          --         1,137
     Repayment of long-term debt                                   (370)       (764)     (7,779)
     Payment for business purchased in fiscal 1995               (1,181)       (573)       (437)
     Purchase of treasury stock                                  (1,136)       (121)       --
     Proceeds from exercise of stock options                        540         381         736
     Other                                                           41         346        (370)
                                                               --------    --------    --------

     Net cash used in financing activities                       (2,106)       (731)     (6,713)
                                                               --------    --------    --------

     Effect of exchange rate changes on cash                       (142)         28         (53)
     Net increase (decrease) in cash and cash
         equivalents                                             10,585       5,832     (11,989)
     Cash and cash equivalents at beginning
         of year                                                 11,239       5,407      17,396
                                                               --------    --------    --------

     Cash and cash equivalents at end of year                  $ 21,824    $ 11,239    $  5,407
                                                               ========    ========    ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

     Cash paid during the year for:
         Interest                                              $    196    $    185    $    203
         Income taxes, net of refunds                             1,317       2,706       3,787
                                                               ========    ========    ========

See Notes to Consolidated Financial Statements

               VERTEX COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                                      EXHIBIT 13


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                           Capital in                                                    Compre-
                                                  Common    Excess of   Retained    Treasury   Translation               hensive
                                                  Stock     Par Value   Earnings     Stock     Adjustment    Total       Income
                                                 --------  ----------   --------    --------   -----------  --------    --------
(In thousands, except share amounts)
Balance at September 30,


1996                                             $    466   $ 24,806    $ 32,858    $ (2,733)   $     77    $ 55,474
                                                 =========  ========    ========    ========    ========    ========    ========
     Acquisition of TIWSystems,
         Inc. (Note 4)
         (574,349 shares)                              58     10,470        --          --          --        10,528        --
     Exercise of stock options
         (73,533 shares)                             --         (169)       --           905        --           736        --
     Translation adjustment                          --         --          --          --          (423)       (423)   $   (423)
     Net income                                      --         --         7,175        --          --         7,175       7,175
                                                                                                                        --------
     Comprehensive Income                                                                                               $  6,752
                                                 --------   --------    --------    --------    --------    --------    --------

1997                                             $    524   $ 35,107    $ 40,033    $ (1,828)   $   (346)   $ 73,490
                                                 =========  ========    ========    ========    ========    ========    ========

     Exercise of stock options
         (37,240 shares)                             --          (77)       --           458        --           381        --
     Purchase of treasury stock
         (6,500 shares)                              --         --          --          (121)       --          (121)       --
     Translation adjustment                          --         --          --          --           374         374         374
     Net income                                      --         --        10,086        --          --        10,086      10,086
                                                                                                                        --------
     Comprehensive Income                                                                                               $ 10,460
                                                 --------   --------    --------    --------    --------    --------    --------

1998                                             $    524   $ 35,030    $ 50,119    $ (1,491)   $     28    $ 84,210
                                                 =========  ========    ========    ========    ========    ========    ========

     Exercise of stock options
         (57,000 shares)                             --         (267)       --           807        --           540        --
     Employee stock bonus
         (8,170 shares)                              --           17        --           116        --           133        --
     Purchase of treasury stock
         (66,534 shares)                             --         --          --        (1,136)       --        (1,136)       --
     Translation adjustment                          --         --          --          --          (394)       (394)   $   (394)
     Net income                                      --         --        (6,721)       --          --        (6,721)     (6,721)
                                                                                                                        --------
     Comprehensive Income                                                                                               $ (7,115)
                                                 --------   --------    --------    --------    --------    --------    --------

1999                                             $    524   $ 34,780    $ 43,398    $ (1,704)   $   (366)   $ 76,632
                                                 =========  ========    ========    ========    ========    ========    ========

See Notes to Consolidated Financial Statements

               VERTEX COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                                      EXHIBIT 13


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 1999

The Company is engaged in the engineering, design, manufacture, and field installation of satellite communications earth station products, with antenna sizes ranging from 1.2 meters to 34 meters in diameter, which operate in the domestic, international, and military radio frequencies. The Company also provides a wide variety of electronic components used in various telecommunications applications.

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

RECOGNITION OF REVENUES, COSTS, AND EXPENSES. Revenues from sales other than long-term contracts are recognized when the earnings process has been completed. The earnings process is considered complete upon product shipment or upon completion and storage of the product, if shipment is delayed at the customer's request and related payment has been received. Service revenues are recorded when the services are rendered. Sales contracts which extend beyond one year are accounted for using the percentage of completion method. Under this method, revenues are recognized based upon costs incurred compared to total costs expected. Continual revisions of estimated total contract costs are made during the life of the contracts based on the best information available and may result in current period adjustments to contract revenues previously reported. Revenues include contract costs and related profits. Amounts billed in excess of contract costs and related profits are included in current liabilities and were $7,053,000 and $4,988,000 at September 30, 1999 and 1998, respectively. Unbilled costs and related profits included in accounts receivable at September 30, 1999 and 1998 were $12,411,000 and $14,252,000, respectively. These amounts are billed according to specific contract terms and should be collected within one year.

Sales recognized on long-term contracts and the related cost of sales were as follows:

                       (In thousands)
                   1999      1998      1997
                -------   -------   -------
Sales           $52,136   $51,426   $28,356
Cost of Sales    41,349    39,619    23,640

RESEARCH AND DEVELOPMENT. Company-funded research and development expenditures are expensed as incurred, including costs relating to patents or rights which may result from such expenditures. Costs generated by research and development work funded by customers are expensed as cost of sales in the period when the related revenues are recorded. Revenues are recorded in the period in which the

               VERTEX COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                                      EXHIBIT 13

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

Inventories. Inventories are valued at the lower of cost or market and include the cost of raw materials, labor, plant overhead, and purchased parts. Cost is determined using the first-in, first-out method. The components of inventory consisted of the following:

                    (In thousands)
                    1999      1998
                  -------   -------
Raw materials     $ 7,110   $ 8,638
Work-in-process    13,651    15,427
Finished goods      4,390     6,881
                  -------   -------
                  $25,151   $30,946
                  =======   =======

PROPERTY AND EQUIPMENT. Property and equipment are stated at cost and are depreciated over their estimated useful lives using the straight-line method. The estimated useful lives of buildings are 25 years and equipment ranges from 3 to 7 years. Expenditures for maintenance and repairs are charged to expense when incurred; betterments and major renewals are capitalized.

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

EARNINGS (LOSS) PER SHARE. Basic earnings per share were computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share were computed by dividing net income by the sum of the weighted average number of shares outstanding and the number of equivalent shares assumed outstanding under the Company's stock-based compensation plans. The number of equivalent shares assumed outstanding was 203,000 and 233,000 in fiscal 1998 and 1997, respectively. No equivalent shares were assumed outstanding in fiscal 1999 because the effect on loss per share would be anti-dilutive.

CONCENTRATION OF CREDIT RISK. The Company sells its products to its customers under various payment terms such as: cash in advance, irrevocable letter of credit, and open account. These customers can generally be classified as governmental agencies, communications concerns, or other commercial entities. Management believes no significant credit risk exists as of September 30, 1999.

RECLASSIFICATIONS. Certain prior year amounts have been reclassified in order to conform with the current year presentation.

STOCK-BASED COMPENSATION. Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," requires certain disclosures for stock-based compensation awards and permits companies to continue to follow the intrinsic value method of accounting as prescribed by APB No. 25, "Accounting for Stock Issued to Employees." Accordingly, the Company follows APB No. 25 to account for its stock-based compensation awards.

               VERTEX COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                                      EXHIBIT 13


NEW ACCOUNTING STANDARDS. In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income," and No. 131 (SFAS 131), "Disclosure About Segments of an Enterprise and Related Information." SFAS 130 establishes standards for reporting and the display of "comprehensive income" which is the total of net income and all other nonowner changes in equity.

The Company adopted this standard in October 1998. SFAS 131 establishes standards for the way that a public enterprise reports certain information about its operating segments in annual financial statements.

The Company adopted this new standard in September 1999. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which will be effective for the Company's fiscal year 2001. Adoption of this new standard will not have a material effect on the Company's financial statements.

2. ACCRUED LIABILITIES

Accrued liabilities were comprised of the following:

                                       (In thousands)
                                       1999      1998
                                    -------   -------
Accrued compensation                $ 4,211   $ 4,302
Warranty                              2,416     1,343
Amounts billed in excess of costs     7,053     4,988
Employee benefit costs                  797       613
Taxes other than income                 566     1,008
Other                                 3,279     3,475
                                    -------   -------
                                    $18,322   $15,729
                                    =======   =======


3. FOREIGN OPERATIONS

Financial information relating to the Company's foreign operations is shown below:

                                          (In thousands)
                                     1999      1998      1997
                                  -------   -------   -------
Sales to unaffiliated customers   $10,287   $ 9,403   $ 5,881
Identifiable assets                 7,239     5,933     4,034
                                  =======   =======   =======


Sales are attributed to geographic areas based on the location of the assets producing such revenues. The Company translates the financial statements of its German subsidiary from its functional currency, the German mark, into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52. Assets and liabilities are translated at the exchange rate in effect at each fiscal year end, and sales and expenses are translated at the weighted average exchange rate in effect for the period reported upon. Any resulting gains or losses are recorded in shareholders' equity and excluded from net income.

               VERTEX COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                                      EXHIBIT 13


Sales in Western Europe were 20 percent, 14 percent, and 14 percent of total sales in fiscal 1999, 1998, and 1997, respectively. Sales in Asian countries were 16 percent, 20 percent, and 21 percent of total sales in fiscal 1999, 1998, and 1997, respectively.

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

                                       (In thousands)
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

The following unaudited pro forma information presents the consolidated results of operations as if the effective date of the acquisition occurred on the beginning of fiscal 1997 after giving effect to certain adjustments which include amortization of goodwill, reduction of investment income, issuance of common stock, and the related tax effects. The pro forma information does not purport to be indicative of the results that would have been obtained if the acquisition had been effected as of the date indicated above or that may be obtained in the future.

             (In thousands, except per share amounts)
                                 1997
                             --------
Sales                        $115,563
Net income                      5,333
Diluted earnings per share       1.01

5. STOCK-BASED COMPENSATION PLANS

Pursuant to the Company's stock option plans, options to purchase its common stock were granted to certain officers, directors, and key employees. These plans provide for granting of options at a price not less than fair market value of the stock on the date of grant. Options issued vest over a five-year period with one-fifth of the options becoming exercisable one year after grant, on a cumulative basis, and expire seven to ten years after grant. At September 30, 1999, 401,800 options remained available for grant.

               VERTEX COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                                      EXHIBIT 13


At September 30, 1999, 1998, and 1997, options to purchase 304,193, 299,060, and 217,766 shares, respectively, were vested and could be exercised. The outstanding stock options at September 30, 1999 had a weighted average remaining contractual life of six years with option prices ranging from $10.00 to $25.38 per share.

As of September 30, 1999, 1998, and 1997, the weighted average exercise price of the exercisable options at those dates was $13.13, $12.42, and $9.92, respectively.

                                          Weighted Average
                               Options     Exercise Price
                              --------    ----------------
Outstanding at 10/1/96         530,500         $11.06
Granted                         35,000          19.79
Exercised                      (73,533)         10.02
Cancelled                      (28,200)         12.74
                              --------         ------

Outstanding at 9/30/97         463,767          12.10
Granted                         30,000          24.67
Exercised                      (37,240)         10.22
Cancelled                       (5,400)         13.08
                              --------         ------

Outstanding at 9/30/98         451,127          13.08
Granted                        324,000          13.66
Exercised                      (57,000)          9.49
Cancelled                      (15,400)         14.95
                              --------         ------
Outstanding at 9/30/99         702,727         $13.60
                              ========         ======


As discussed in Note 1, the Company has adopted the disclosure only provisions of SFAS 123, "Accounting for Stock-Based Compensation." Under SFAS 123, the fair value of stock-based compensation grants was calculated for the above discussed plans based on the fair value at grant date for awards made since October 1, 1995 by using the Black-Scholes option-pricing model with certain assumptions.

The assumptions used were as follows:

                             1999       1998        1997
                            -------    -------    -------
Risk free interest rate        5.89%      5.89%      5.77%
Expected term               4 years    4 years    4 years
Expected volatility              32%        32%        38%
Dividend yield                    0          0          0

The weighted-average fair value of options granted under these plans in fiscal 1999, 1998, and 1997 was $4.72, $8.52, and $7.50, respectively. Based upon the foregoing factors, had the computed fair value of the options granted in fiscal 1999, 1998, and 1997 been amortized to expense, pro forma net income (loss) for those years would have been ($7,007,000), $10,014,000, and $7,138,000, respectively, and earnings (loss) per share would have been ($1.38), $1.89, and $1.46, respectively.

               VERTEX COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                                      EXHIBIT 13


6. LONG-TERM DEBT AND CREDIT LINES

In December 1996, the Company borrowed 2 million German marks through its German subsidiary. The debt was repaid in 24 equal monthly installments plus accrued interest charged at 4.7 percent per annum. As of September 30, 1999, this available German credit line was 500,000 marks or approximately $270,000.

The Company maintains unsecured bank lines of credit for $20 million which include a $10 million sub-limit for issuance of stand-by letters of credit. The credit lines require the Company to maintain certain financial ratios.

Principal advances bear interest at LIBOR plus 1.5 percent and unused credit line fees are .25 percent annually. As of September 30, 1999 and 1998, no principal advances were outstanding and issued stand-by letters of credit totaled $4,648,000 and $4,476,000, respectively.

As part of the purchase price of Maxtech, Inc. in 1995, the Company incurred four-year unsecured promissory notes in the aggregate principal sum of $1,750,000. The notes were payable annually in four equal principal payments, including accrued interest at 7.92 percent per annum with the initial payment beginning October 1, 1995.

Long-term debt as of September 30, 1999 and 1998 was as follows:

                                            1999            1998
                                          --------        --------
Installment loan payable to bank
in monthly installments of $50,000
(83,000 German marks)                     $    -0-        $150,000
Promissory notes payable to
Maxtech selling shareholders
due October 1, 1998 plus
accrued interest                               -0-         302,000
Capital lease obligations
   (see note 12)                            61,000         281,000
                                          --------        --------
                                            61,000         733,000
Less current maturities                     17,000         674,000
                                          --------        --------

                                          $ 44,000        $ 59,000
                                          ========        ========

7. INCOME TAXES

The Company utilizes the asset and liability method of accounting for income taxes.

Deferred income taxes are a result of certain income and expense items recognized in different periods for financial reporting and tax reporting purposes.

The differences between the prescribed statutory income tax rates and the Company's effective income tax rates were as follows:

               VERTEX COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                                      EXHIBIT 13


                                                     1999            1998            1997
                                                   ------          ------          ------
Federal statutory rate                              (34.0)%          34.0%           34.0%
State income taxes, net of  federal benefit            .6              .9             1.4
Effect of nontaxable investment income                (.7)            (.2)           (1.2)
Benefit from nontaxable FSC income                   (8.9)           (5.6)           (3.4)
Tax benefit from increased R&D activity              (1.8)           (1.2)           (1.8)
Foreign tax adjustment                                3.3              .8              .4
Effect of  non-deductible goodwill                   21.2             1.3              .3
Other, net                                            -0-            (2.2)            1.0
                                                   ------          ------          ------

                                                    (20.3)%          26.9%           30.7%
                                                   ======          ======          ======

Income before income taxes from foreign operations was $1,383,000, $578,000, and $63,000, in fiscal 1999, 1998, and 1997, respectively. Income (loss) before income taxes from domestic operations was $(9,816,000), $13,220,000, and $10,287,000 in fiscal 1999, 1998, and 1997, respectively.

The provision (benefit) for income taxes consists of the following significant components:

                                              (In thousands)
                                    1999            1998           1997
                                 -------         -------        -------
Current:
   Federal                       $(1,197)        $ 2,789        $ 3,066
   Foreign                           976             416             33
   State                              50             270            220
                                 -------         -------        -------
Total Current                       (171)          3,475          3,319
Total Deferred                    (1,541)            237           (144)
                                 -------         -------        -------

Total provision (benefit)
    for income taxes             $(1,712)        $ 3,712        $ 3,175
                                 =======         =======        =======


The table below shows the components of deferred income taxes:

                                                         (In thousands)
                                               1999            1998            1997
                                            -------         -------         -------
Deferred tax assets:
  Accrued liabilities and
    Reserves                                $ 2,540         $ 1,825         $ 1,940
  Other                                          30              41             293
Deferred tax liabilities:
  Property and equipment                       (719)           (826)           (896)
  Revenue recognition
    differences                                (866)         (1,596)         (1,449)
  Other                                        --              --              (207)
                                            -------         -------         -------
Net deferred tax  asset (liability)         $   985         $  (556)        $  (319)
                                            =======         =======         =======

               VERTEX COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                                      EXHIBIT 13


8. EMPLOYEE BENEFIT PLANS

The Company sponsors a defined contribution retirement plan which covers a majority of its domestic employees. Contributions to the plan are discretionary as determined by the Board of Directors. The Company's contributions to the plan for fiscal years 1999, 1998, and 1997 were $551,000, $510,000, and $290,000, respectively.

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

Compensation under this plan was $840,000, $1,927,000, and $1,066,000 for fiscal 1999, 1998, and 1997, respectively. The Employee Profit Sharing Bonus Plan's participants include a majority of the Company's employees, except participants in the Management Incentive Compensation Plan. Compensation under this plan was $313,000, $185,000, and $238,000 for fiscal 1999, 1998, and 1997, respectively.

9. RELATED PARTY TRANSACTIONS

A shareholder and member of the Board of Directors is a shareholder in a firm retained by the Company for legal counsel. The Company paid fees to his firm during the years ended September 30, 1999, 1998, and 1997 of $418,000, $446,000,
and $541,000, respectively.

10. SALES AND INDUSTRY SEGMENT INFORMATION

The Company has segregated its business into two operating business segments based primarily upon the nature of and the differences between the products and services supplied. The Antenna segment provides earth station antennas, multi-axis pedestals, precision antenna control and tracking products, and related microwave components. The Electronics segment provides solid-state electronic power amplifiers, radio frequency conversion products, and digital communications electronic products. Both segments provide products and services from various locations to customers throughout the world. The chief executive officer regularly measures and evaluates the performance of each segment separately. The Company rewards employees of each business segment separately with cash incentives through certain benefit plans based upon actual income before tax results achieved as compared to planned results within each business segment. The Company maintains a corporate administrative staff and a corporate marketing staff.


The accounting policies in both business segments are the same as described in
Note 1, Summary of Accounting Policies. Corporate expenses in fiscal 1999 include impairment of goodwill of $4.8 million. Corporate assets consisted of cash and goodwill net of accumulated amortization. Corporate losses are a result of goodwill amortization, corporate marketing expenses and corporate administration. Business segment information for the past three years is shown below.

               VERTEX COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                                      EXHIBIT 13


FISCAL 1999

                                                                        (In thousands)
                                        Antenna        Electronics                                           Consolidated
                                        Segment          Segment          Corporate        Eliminations         Total
                                       ---------       -----------        ---------        ------------      ------------
Sales - external                       $  96,125        $  20,811         $    --           $    --           $ 116,936
Sales - inter-segment                        722            2,878              --              (3,600)              -0-
Income from investments                      171               30               332              --                 533
Interest expense                              43               15                60              --                 118
Income (loss) before income tax            9,237           (4,766)          (12,017)             (887)           (8,433)
Depreciation and amortization              2,804              482             5,712              --               8,998
Purchase of property
   and equipment                           1,444              671              --                --               2,115
Total assets                              61,296           14,540            28,300              --             104,136


FISCAL 1998

                                        Antenna       Electronics                                      Consolidated
                                        Segment         Segment       Corporate       Eliminations         Total
                                       --------        --------       ---------       ------------     ------------
Sales - external                       $100,009        $ 30,008        $   --           $   --           $130,017
Sales - inter-segment                       203           1,779            --             (1,982)             -0-
Income from investments                     120              38             301             --                459
Interest expense                             41              11              55             --                107
Income (loss) before income tax          14,377           2,356          (2,858)             (77)          13,798
Depreciation and amortization             2,905             712             929             --              4,546
Purchase of property
   and equipment                          2,503             299            --               --              2,802
Total assets                             68,109          21,596          21,066             --            110,771


FISCAL 1997

                                       Antenna       Electronics                                       Consolidated
                                       Segment         Segment        Corporate       Eliminations         Total
                                       --------      -----------      ---------       ------------     ------------
Sales - external                       $ 75,403        $ 17,030        $   --           $   --           $ 92,433
Sales - inter-segment                         3           1,455            --             (1,458)             -0-
Income from investments                     172               7             507             --                686
Interest expense                             60              14              93             --                167
Income (loss) before income tax          10,142           2,597          (1,978)            (411)          10,350
Depreciation and amortization             2,246             361             502             --              3,109
Purchase of property
   and equipment                          3,326             762            --               --              4,088
Total assets                             77,597           5,872          17,024             --            100,493

No single customer accounted for 10 percent or more of total sales in any of the past three fiscal years.

               VERTEX COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                                      EXHIBIT 13


11. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                  (In thousands, except per share amounts)
                                                           1999 Fiscal Quarters
                                           First          Second           Third              Fourth
                                         --------        --------        --------            --------
Sales                                    $ 32,005        $ 30,926        $ 25,563            $ 28,442
Gross Profit                                9,511           8,682             529(1)            4,893
Net Income (Loss)                           2,321           1,295          (9,026)(2)          (1,311)
Basic Earnings (Loss) Per Share               .46             .25           (1.77)               (.26)
Diluted Earnings (Loss) Per Share             .44             .25           (1.77)               (.26)


                                                  1998 Fiscal Quarters
                                   First         Second          Third          Fourth
                                  -------        -------        -------        -------
Sales                             $30,779        $31,500        $35,603        $32,135
Gross Profit                        9,119          9,554          9,726          8,846
Net Income                          2,353          2,447          2,607          2,679
Basic Earnings Per Share              .46            .48            .51            .53
Diluted Earnings Per Share            .44            .46            .49            .51

   (1) Includes $4.7 million restructuring charge related to inventory write-off, warranty costs, and write-off of non-performing assets.
   (2) Includes $4.7 million restructuring charge discussed above and $4.8 million charge for impairment of goodwill. Refer to Note 13 for additional information.

12. COMMITMENTS AND CONTINGENCIES

The Company rents certain equipment and facilities under operating leases. Rent expense under these leases for fiscal 1999, 1998, and 1997 was $1,321,000, $1,231,000, and $767,000, respectively.

Certain items of equipment are subject to capital leases. As of September 30, 1999, $79,000 ($62,000 net) of such leased equipment was included in property and equipment.

Below are the future payments due under these lease obligations and the amounts of rental income due to be received under subleases as of September 30, 1999.

                                        Operating          Capital
Fiscal Year                               Leases            Leases
                                        ----------        ----------
  2000                                  $1,397,000        $   21,000
  2001                                   1,266,000            21,000
  2002                                   1,164,000            21,000
  2003                                     534,000             9,000
  2004                                     312,000                 0
Thereafter                                 325,000                 0
                                        ----------        ----------
                                        $4,998,000        $   72,000
Less: Sublease income                      175,000              --
Amount representing interest                  --              11,000
                                        ----------        ----------
                                        $4,823,000        $   61,000
                                        ==========        ==========

               VERTEX COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                                      EXHIBIT 13


The Company indemnifies its directors and officers, but does not maintain directors' and officers' liability insurance. No claims against directors or officers have been asserted.

13. RESTRUCTURING

In the third quarter of fiscal 1999, the Company announced plans to abandon its networking products technology business line and redirect certain related resources. As a result of this decision, the Company recorded a special charge of $9.5 million. The charge involved $4.8 million of goodwill impairment and $2.5 million for write-off of obsolete inventory related to networking products. The balance of the special charge or $2.2 million consisted of slow-moving inventory, warranty costs, and non-performing fixed assets. Of the $9.5 million total charge, $4.7 million was recorded in cost of sales. As of September 30, 1999, approximately $.3 million of the $9.5 million charge remained accrued on the Company's books.

14. SUBSEQUENT EVENT (UNAUDITED)

On November 12, 1999, the Company announced it had entered into a definitive merger agreement whereby TriPoint Global Communications, Inc. (Tripoint) of Gastonia, North Carolina, would acquire the Company for $22.00 per share or aggregate consideration of approximately $128 million. Pursuant to the agreement, TriPoint initiated a tender offer for all of the Company's outstanding shares, including outstanding stock options.

The merger agreement is dependent upon, among other conditions, clearance under the Hart-Scott-Rodino Antitrust Act. Assuming the receipt of required regulatory approvals, the Company anticipates the acquisition will be completed in February 2000. If the merger agreement is terminated by the Company under certain circumstances specified in the agreement, the Company could be obligated to pay a termination fee of $3.8 million. The Company has not provided an accrual for any amount related to this termination fee as management believes its likelihood is remote. There are no assurances that Tripoint's tender offer for the Company's outstanding shares will be successful or that the merger will be consummated.

               VERTEX COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                                      EXHIBIT 13


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS OF VERTEX COMMUNICATIONS CORPORATION:

We have audited the accompanying consolidated balance sheets of Vertex Communications Corporation (a Texas Corporation) and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of income, cash flows, and shareholders' equity for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vertex Communications Corporation and subsidiaries as of September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.


                                          Arthur Andersen LLP

   Dallas, Texas
   October 26, 1999 (except with respect to the matter
                     discussed in Note 14, as to which the
                     date is November 12, 1999)

               VERTEX COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                                                                      EXHIBIT 13


MARKET FOR COMMON STOCK

The Company's common stock is traded on the New York Stock Exchange under the symbol VTX. At December 2, 1999, there were approximately 2,600 holders of record of Vertex's common stock. The table below sets forth, for the periods indicated, the high and low sales prices of the Company's common stock, as reported by The Nasdaq Stock Market through January 1, 1999, and the New York Stock Exchange from March 31, 1999 through September 30, 1999.


Quarter Ended               High            Low       Quarter Ended            High        Low
------------------        -------        ---------  ------------------        ------     ------
September 30, 1999        $13-7/8        $10-15/16  September 30, 1998        $24        $18
July 2, 1999              16-1/2         11-15/16   July 3, 1998              26-5/8     21-1/4
April 1, 1999             18-3/8          14        April 3, 1998             26-5/8     24-1/4
January 1, 1999           20-1/2          13        January 2, 1998            26         23

The Company has never declared nor paid a cash dividend on its common stock and does not expect that dividends will be declared or paid in the foreseeable future. The Company currently intends to retain all of its available funds for the operation and expansion of its business.